 As filed with the Securities and Exchange Commission on December 7, 2000

                                      Registration Statement No. 333-48928
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                            AMENDMENT NO. 1 TO
                                   FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               ----------------
                             ANALOG DEVICES, INC.
            (Exact name of registrant as specified in its charter)

                               ----------------
            Massachusetts                              04-2348234
   (state or other jurisdiction of        (I.R.S. Employer Identification No.)
   incorporation or organization)

                              One Technology Way
                       Norwood, Massachusetts 02062-9106
                                (781) 329-4700
         (address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               ----------------
                               Paul P. Brountas
                               Hale and Dorr LLP
                                60 State Street
                          Boston, Massachusetts 02109
                                (617) 526-6000
           (name, address, including zip code, and telephone number,
                  including area code, of agent for service)

                               ----------------
   Approximate date of commencement of proposed sale to public: As soon as practicable after this registration statement becomes effective.

   If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                                               Proposed
                                                Maximum     Proposed
 Title of Each Class of          Amount        Aggregate    Maximum      Amount of
    Securities to be             to be         Price Per   Aggregate    Registration
       Registered              Registered       Unit(1)  Offering Price    Fee(1)
------------------------------------------------------------------------------------
4.75% Convertible Subor-
 dinated Notes Due
 2005...................        $1,200,000,000    100%   $1,200,000,000 $316,800(2)
------------------------------------------------------------------------------------
Common Stock, $0.16 2/3
 par value per share....  9,246,720 shares (3)    n/a               n/a         n/a
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------

(1) The shares of Common Stock registered hereunder are issuable upon conversion of the 4.75% Convertible Subordinated Notes due 2005 registered hereunder. Pursuant to Rule 457(i) under the Securities Act, there is no filing fee with respect to the shares of Common Stock issuable upon conversion of the exercise of the conversion privilege.

(2) Previously paid.

(3) Plus such additional indeterminate number of shares as may become issuable upon conversion of the 4.75% Convertible Subordinated Notes due 2005 registered hereunder by means of adjustment to the conversion price applicable thereto.

                               ----------------
   The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), shall determine.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this preliminary prospectus is not complete and may be + +changed. These securities may not be sold until the registration statement +
+filed with the Securities and Exchange Commission is effective. This          +
+preliminary prospectus is not an offer to sell these securities, and we are + +not soliciting offers to buy these securities in any jurisdiction where the +
+offer or sale is not permitted.                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              Subject to Completion. Dated December 7, 2000.

PROSPECTUS

                              ANALOG DEVICES, INC.

                                 $1,200,000,000
                     Principal Amount of 4.75% Convertible
                          Subordinated Notes Due 2005

                                 ------------

                       9,246,720 Shares of Common Stock,
                         $0.16 2/3 Par Value Per Share

                                 ------------

  This prospectus relates to $1,200,000,000 in aggregate principal amount of 4.75% Convertible Subordinated Notes due 2005 of Analog Devices, Inc. and 9,246,720 shares of common stock of Analog, which are initially issuable upon conversion of the notes, plus an indeterminate number of shares as may become issuable upon conversion as a result of adjustments to the conversion rate. The notes and shares are to be offered for the account of the holders thereof. The notes were originally issued and sold by Analog to Goldman, Sachs & Co., SG Cowen Securities Corporation and Salomon Smith Barney Inc. in a private placement.

  The principal terms of the notes include the following:

 .Interest:........   accrues from October 2, 2000 at the
                     rate of 4.75% per year, payable
                     semi-annually on each April 1 and
                     October 1, beginning April 1, 2001

 .Maturity Date:...   October 1, 2005, unless earlier
                     redeemed or repurchased

 .Conversion          7.7056 shares of common stock per
Rate:.............   each $1,000 principal amount of
                     notes, subject to adjustment

 .Subordination:...   subordinated to our senior debt;
                     effectively subordinated in right
                     of payment to all indebtedness and
                     other liabilities of our
                     subsidiaries; no restriction on
                     incurrence of additional
                     indebtedness

 .Redemption:......   redeemable by Analog or the holders

  The notes are currently designated for trading on the Private Offerings, Resales and Trading through Automated Linkages, or PORTAL, Market. The notes are issued in $1,000 principal amount and integral multiples of $1,000. Analog's common stock is traded on the New York Stock Exchange under the symbol "ADI". On December 5, 2000, the last reported sale price for the common stock on the New York Stock Exchange was $56.13 per share.

  The securities offered by this prospectus may be offered in negotiated transactions, ordinary brokerage transactions or otherwise, at negotiated prices or at the market prices prevailing at the time of sale.

  INVESTING IN THE NOTES OR OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

                                 ------------

  THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 ------------

                  The date of this Prospectus is       , 2000.

   This prospectus incorporates important business information about Analog that is not included or delivered with this document. This information is available without charge to stockholders upon written or oral request. Please contact Analog at One Technology Way, Norwood, Massachusetts 02062, attention:
Joseph E. McDonough, Vice President--Finance, (781) 329-4700. Also see "Where You Can Find More Information" in this prospectus.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Analog Devices.............................................................    3
Risk Factors...............................................................    4
Use of Proceeds............................................................    8
Ratio of Earnings to Fixed Charges.........................................    8
Selected Consolidated Financial Data.......................................    9
Description of Notes.......................................................   10
Material United States Federal Income Tax Considerations...................   26
Description of Capital Stock...............................................   36
Selling Securityholders....................................................   39
Plan of Distribution.......................................................   44
Legal Matters..............................................................   46
Experts....................................................................   46
Additional Filings and Company Information.................................   46
Where You Can Find More Information........................................   47
Cautionary Statement Concerning Forward-Looking Information................   47

                                 ANALOG DEVICES

   We are a world leader in the design, manufacture and marketing of high-performance analog, mixed-signal and digital signal processing integrated circuits used in signal processing applications.

   During the first nine months of fiscal 2000, approximately 40-45% of our net sales came from the communications market, making it our largest and fastest growing served market. Communications applications include wireless handsets and base stations, as well as products used for high-speed access to the Internet, including integrated circuits used in asynchronous digital subscriber lines, which are broadband telecommunications lines, cable modems and central office networking equipment.

   We serve the personal computer market with products that monitor and manage power usage, process signals used in flat panel displays and LCD projectors and enable personal computers to provide high-quality digital audio. We also serve the high-end consumer market with products used in digital cameras and camcorders, DVD players and surround sound audio systems. We provide a broad array of products to the industrial market, including products for automatic test equipment and for the digital speed control of AC motors.

   Our products are sold worldwide through a direct sales force, third-party industrial distributors and independent sales representatives. We have direct sales offices in 18 countries, including the United States. In the first nine months of fiscal 2000, approximately 44% of net sales came from customers in North America, while most of the balance came from customers in Western Europe and Asia.

   We are headquartered near Boston, in Norwood, Massachusetts, and have manufacturing facilities in Massachusetts, California, North Carolina, Ireland, the Philippines and Taiwan. Founded in 1965, we employ approximately 8,600 people worldwide. Our stock is listed on the New York Stock Exchange under the symbol ADI and is included in the Standard & Poor's 500 Index.

                                  RISK FACTORS

   You should carefully consider the following risks before making an investment decision. You should also refer to the other information set forth in this prospectus and incorporated by reference in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could vary significantly from the results discussed in the forward-looking statements. Some risks that could cause our results to vary are disclosed below.

We may experience material fluctuations in future operating results.

   Our future operating results are difficult to predict and may be affected by a number of factors including the timing of new product announcements or introductions by us and our competitors, competitive pricing pressures, fluctuations in manufacturing yields, adequate availability of wafers and manufacturing capacity, our ability to continue hiring engineers and other qualified employees needed to meet the expected demands of our largest customers and changes in product mix and economic conditions in the United States and international markets. In addition, the semiconductor market has historically been cyclical and subject to significant economic downturns at various times. Our business is subject to rapid technological changes and there can be no assurance, depending on the mix of future business, that products stocked in inventory will not be rendered obsolete before we ship them. As a result of these and other factors, there can be no assurance that we will not experience material fluctuations in future operating results on a quarterly or annual basis.

Our future success depends upon our ability to develop and market new products and enter new markets.

   Our success depends in part on our continued ability to develop and market new products. There can be no assurance that we will be able to develop and introduce new products in a timely manner or that new products, if developed, will achieve market acceptance. In addition, our growth is dependent on our continued ability to penetrate new markets where we have limited experience and competition is intense. There can be no assurance that the markets we serve will grow in the future; that our existing and new products will meet the requirements of these markets; that our products will achieve customer acceptance in these markets; that competitors will not force prices to an unacceptably low level or take market share from us; or that we can achieve or maintain profits in these markets. Also, some of our customers in these markets are less well established, which could subject us to increased credit risk.

We may not be able to compete successfully in the semiconductor industry in the future.

   The semiconductor industry is intensely competitive. Some of our competitors have greater technical, marketing, manufacturing and financial resources than we do. Our competitors also include emerging companies attempting to sell products to specialized markets such as those that we serve. Our competitors have, in some cases, developed and marketed products having similar design and functionality as our products. There can be no assurance that we will be able to compete successfully in the future against existing or new competitors or that our operating results will not be adversely affected by increased price competition.

We may not be able to satisfy increasing demand for our products, and increased production may lead to overcapacity and lower prices.

   The cyclical nature of the semiconductor industry has resulted in sustained or short-term periods when demand for our products has increased or decreased rapidly. We and the semiconductor industry have experienced a period of rapid increases in demand during fiscal 1999 and during the current fiscal year. We have increased our manufacturing capacity over the past three years through both expansion of our production facilities and increased access to third-party foundries. However, we cannot be sure that we will not encounter unanticipated production problems at either our own facilities or at third-party foundries, or that the increased capacity will be sufficient to satisfy demand for our products. We believe that other semiconductor manufacturers have expanded their production capacity over the past several years. This expansion by us and our competitors could lead to overcapacity in our target markets, which could lead to price erosion that would adversely affect our operating results.

We rely on third-party subcontractors and manufacturers for some industry-standard wafers and therefore cannot control their availability or conditions of supply.

   We rely, and plan to continue to rely, on assembly and test subcontractors and on third-party wafer fabricators to supply most of our wafers that can be manufactured using industry-standard digital processes. This reliance involves several risks, including reduced control over delivery schedules, manufacturing yields and costs. Also, noncompliance with "take or pay" covenants in supply agreements could adversely impact our operating results.

Our revenues may not increase enough to offset the expense of additional capacity.

   Our capacity additions resulted in a significant increase in operating expenses. If revenue levels do not increase enough to offset these additional expense levels, our future operating results could be adversely affected. In addition, asset values could be impaired if the additional capacity is underutilized for an extended period of time.

We rely on manufacturing capacity located in geologically unstable areas, which could affect the availability of supplies and services.

   We and many companies in the semiconductor industry rely on internal manufacturing capacity located in California and Taiwan as well as wafer fabrication foundries in Taiwan and other sub-contractors in geologically unstable locations around the world. This reliance involves risks associated with the impact of earthquakes on us and the semiconductor industry, including temporary loss of capacity, availability and cost of key raw materials and equipment, and availability of key services including transport.

We are exposed to economic and political risks through our significant international operations.

   In the first nine months of fiscal 2000, 56% of our revenues were derived from customers in international markets. We have manufacturing facilities outside the U.S. in Ireland, the Philippines and Taiwan. In addition to being exposed to the ongoing economic cycles in the semiconductor industry, we are also subject to the economic and political risks inherent in international operations, including the risks associated with the ongoing uncertainties in many developing economies around the world. These risks include air transportation disruptions, expropriation, currency controls and changes in currency exchange rates, tax and tariff rates and freight rates. Although we engage in hedging transactions to reduce our exposure to currency exchange rate fluctuations, there can be no assurance that our competitive position will not be adversely affected by changes in the exchange rate of the U.S. dollar against other currencies.

We are involved in frequent litigation regarding intellectual property rights, which could be costly to undertake and could require us to redesign products or pay significant royalties.

   The semiconductor industry is characterized by frequent claims and litigation involving patent and other intellectual property rights. We have from time to time received, and may in the future receive, claims from third parties asserting that our products or processes infringe their patents or other intellectual property rights. In the event a third party makes a valid intellectual property claim and a license is not available on commercially reasonable terms, we could be forced either to redesign or to stop production of products incorporating that intellectual property, and our operating results could be materially and adversely affected. Litigation may be necessary to enforce patents or other of our intellectual property rights or to defend us against claims of infringement, and this litigation can be costly and divert the attention of key personnel. See Note 11 of the Notes to our Consolidated Financial Statements contained in our Form 10-K for the fiscal year ended October 30, 1999 incorporated by reference in this prospectus for information concerning pending litigation involving us. An adverse outcome in this litigation could have a material adverse effect on our consolidated financial position or on our consolidated results of operations or cash flows in the period in which the litigation is resolved.

The price of our common stock and therefore the price of our notes may fluctuate significantly, which may result in losses for investors.

   The market price for our common stock has been and may continue to be volatile. For example, during the 52-week period ended December 5, 2000, the closing prices of our common stock as reported on the New York Stock Exchange ranged from a high of $103.00 to a low of $32.88. We expect our stock price to be subject to fluctuations as a result of a variety of factors, including factors beyond our control. These factors include:

  . actual or anticipated variations in our quarterly operating results;

  . announcements of technological innovations or new products or services by us or our competitors;

  . announcements relating to strategic relationships or acquisitions;

  . changes in financial estimates or other statements by securities analysts;

  . changes in general economic conditions;

  . conditions or trends affecting the semiconductor industry; and

  . changes in the economic performance and/or market valuations of other semiconductor and high-technology companies.

   Because of this volatility, we may fail to meet the expectations of our stockholders or of securities analysts at some time in the future, and our stock price and therefore the price of our notes could decline as a result.

   In addition, the stock market has experienced significant price and volume fluctuations that have particularly affected the trading prices of equity securities of many high technology companies. These fluctuations have often been unrelated or disproportionate to changes in the operating performance of these companies. Any negative change in the public's perception of semiconductor companies could depress our stock price regardless of our operating results.

Leverage and debt service obligations may adversely affect our cash flow.

   We have a substantial amount of outstanding indebtedness as a result of the issuance of the notes. There is the possibility that we may be unable to generate cash sufficient to pay the principal of, interest on and other amounts due in respect of the notes when due.

   Our substantial leverage could have significant negative consequences, including:

  . increasing our vulnerability to general adverse economic and industry conditions;

  . requiring the dedication of a substantial portion of our expected cash flow from operations to service our indebtedness, thereby reducing the amount of our expected cash flow available for other purposes, including capital expenditures; and

  . limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete.

The notes rank below our senior debt, and we may be unable to repay our obligations under the notes.

   The notes are unsecured and subordinated in right of payment to all of our senior debt. Because the notes are subordinate to our senior debt, if we experience:

  . a bankruptcy, liquidation or reorganization;

  . an acceleration of the notes due to an event of default under the indenture; or

  . other specified events;

we will be permitted to make payments on the notes only after we have satisfied all of our senior debt obligations. Therefore, we may not have sufficient assets remaining to pay amounts due on any or all of the notes. In addition, the notes effectively are subordinate to all liabilities, including trade payables, of our subsidiaries and any subsidiaries that we may in the future acquire or establish. Consequently, our right to receive assets of any subsidiaries upon their liquidation or reorganization, and the rights of the holders of the notes to share in those assets, would be subordinate to the claims of the subsidiaries' creditors.

   The notes are our obligations exclusively. The indenture for the notes does not limit our ability, or that of any of our presently existing or future subsidiaries, to incur senior debt, other indebtedness and other liabilities. We may have difficulty paying what we owe under the notes if we, or any of our subsidiaries, incur additional indebtedness or other liabilities. As of July 29, 2000, we had senior debt outstanding of approximately $5 million, and our subsidiaries had approximately $385 million of outstanding liabilities, excluding intercompany liabilities. From time to time we and our subsidiaries may incur additional indebtedness, including senior debt, which could adversely affect our ability to pay our obligations under the notes.

We may be unable to repay or repurchase the notes.

   At maturity, the entire outstanding principal amount of the notes will become due and payable. In addition, if we experience a change in control, as described in "Description of the Notes--Repurchase at Option of Holders Upon a Change in Control", each holder of the notes may require us to repurchase all or a portion of that holder's notes. At maturity or if a change in control occurs, we may not have sufficient funds or may be unable to arrange for additional financing to pay the principal amount or repurchase price due. Under the terms of the indenture for the notes, we may elect, if we meet some conditions, to pay the repurchase price with shares of common stock. Any future borrowing arrangements or agreements relating to senior debt to which we become a party may contain restrictions on, or prohibitions against, our repayments or repurchases of the notes. If the maturity date or change in control occurs at a time when our other arrangements prohibit us from repaying or repurchasing the notes, we could try to obtain the consent of the lenders under those arrangements, or we could attempt to refinance the borrowings that contain the restrictions. If we do not obtain the necessary consents or refinance these borrowings, we will be unable to repay or repurchase the notes. In that case, our failure to repurchase any tendered notes or repay the notes due upon maturity would constitute an event of default under the indenture. Any such default, in turn, may cause a default under the terms of our senior debt. As a result, in those circumstances, the subordination provisions of the indenture would, absent a waiver, prohibit any repayment or repurchase of the notes until we pay the senior debt in full.

                                USE OF PROCEEDS

   All of the notes and the shares of our common stock issuable upon conversion of the notes are being sold by the selling securityholders or by their pledgees, donees, transferees or other successors in interest. We will not receive any proceeds from the sale of the notes or the shares of our common stock issuable upon conversion of the notes.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                Fiscal Year Ended                      Nine Months Ended
           ----------------------------------------------------------- -----------------
           October 28, November 2, November 1, October 31, October 30, July 31, July 29,
              1995        1996        1997        1998        1999       1999     2000
           ----------- ----------- ----------- ----------- ----------- -------- --------
              29.6        19.3        15.0        11.1        28.2       18.4    141.1

   The ratio of earnings to fixed charges is computed by dividing income before taxes, net of dividends and income/loss on our equity interest in WaferTech, LLC, a joint venture with Taiwan Semiconductor Manufacturing Company and other investors, adjusted for fixed charges by fixed charges. Fixed charges consist of interest expense, whether expensed or capitalized, plus the portion of rent expense under operating leases that we consider to be representative of the interest factor, plus amortization of debt issuance costs.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (in thousands, except per share data)

   The selected consolidated financial data set forth below for each of the fiscal years in the three-year period ended October 30, 1999 and as at October 31, 1998 and October 30, 1999 have been derived from our audited consolidated financial statements in the Annual Report on Form 10-K for the fiscal year ended October 30, 1999, incorporated by reference into this prospectus. The selected consolidated financial data set forth below for each of the fiscal years in the two-year period ended November 2, 1996 and as at October 28, 1995, November 2, 1996, and November 1, 1997 are derived from our audited consolidated financial statements that are neither included in nor incorporated by reference into this prospectus. We have prepared our consolidated financial statements in accordance with U.S. generally accepted accounting principles. The following data should be read in conjunction with our audited consolidated financial statements and notes thereto and "Management Analysis" in the Annual Report on Form 10-K for the fiscal year ended October 30, 1999, incorporated by reference into this prospectus.

                                                   Year Ended
                           ------------------------------------------------------------
                           October 28, November 2, November 1, October 31,  October 30,
                              1995        1996        1997        1998         1999
                           ----------- ----------- ----------- -----------  -----------
 Statement of Operations
  Data:
 Net sales...............   $941,546   $1,193,786  $1,243,494  $1,230,571   $1,450,379
 Net income before
  cumulative effect of
  change in accounting
  principle..............    119,270      171,901     178,219     119,488      196,819
 Cumulative effect of
  change in accounting
  principle..............         --           --          --     (37,080)          --
 Net income after
  cumulative effect of
  change in accounting
  principle..............    119,270      171,901     178,219      82,408      196,819
 Net income per share
  (1):
  Basic..................       0.40         0.56        0.56        0.26         0.58
  Diluted................       0.38         0.52        0.52        0.25         0.55
 Pro forma amounts with
  the change in
  accounting principle
  related to revenue
  recognition applied
  retroactively:
 Net sales...............         (2)  $1,183,186  $1,214,602  $1,230,571           --
 Net income..............         (2)     168,328     167,515     119,488           --
 Net income per share
  (1):
  Basic..................         (2)        0.55        0.53        0.37           --
  Diluted................         (2)        0.51        0.49        0.35           --
                           October 28, November 2, November 1, October 31,  October 30,
                              1995        1996        1997        1998         1999
                           ----------- ----------- ----------- -----------  -----------
 Balance Sheet Data:
 Total assets............   $993,349   $1,508,272  $1,763,853  $1,861,730   $2,218,354
 Long-term debt and non-
  current obligations
  under capital leases
  .......................     80,000      353,666     348,852     340,758       16,214

--------
(1) All share and per share information gives effect to our two-for-one stock split, distributed to stockholders as a 100% stock dividend, on March 15, 2000.

(2) Data was not available in sufficient detail to provide pro forma information for fiscal 1995.

                              DESCRIPTION OF NOTES

   We issued the notes under a document called the "Indenture". The Indenture is a contract between us and State Street Bank and Trust Company, as Trustee. The Indenture and the notes are governed by New York law. Because this section is a summary, it does not describe every aspect of the notes and the Indenture that may be important to you. In this section, we use capitalized words to signify defined terms that have been given special meaning in the Indenture. We describe the meaning of only the more important terms. You should read the Indenture itself for a full description of the terms of the notes. Wherever we refer to particular defined terms, those defined terms are incorporated by reference here. In this section, references to "Analog", "we", "our" or "us" refer solely to Analog Devices, Inc. and not its subsidiaries.

General

   The notes are general, unsecured obligations of Analog. The notes are subordinated, which means that they rank behind some of our indebtedness as described below. The notes are limited to $1,200,000,000 aggregate principal amount. We are required to repay the principal amount of the notes in full on October 1, 2005. The notes bear interest at the rate of 4.75% per annum. Interest is computed on the basis of a 360 day year of twelve thirty day months. We will pay interest on the notes on April 1 and October 1 of each year, commencing on April 1, 2001.

   A holder of notes may convert the notes into shares of our common stock initially at the conversion rate of 7.7056 shares per $1,000 in principal amount of the notes at any time before the close of business on the business day preceding October 1, 2005, unless the notes have been previously redeemed or repurchased. The conversion rate may be adjusted as described below.

   We may redeem the notes at our option at any time on or after October 1, 2003, in whole or in part, at the redemption prices set forth below under "-- Optional Redemption by Analog", plus accrued and unpaid interest to the redemption date. If there is a Change in Control of Analog, a holder of notes may have the right to require us to repurchase its notes as described below under "--Repurchase at Option of Holders Upon a Change in Control".

Form, Denomination, Transfer, Exchange and Book-Entry Procedures

   The notes are issued:

  . only in fully registered form;

  . without interest coupons; and

  . in denominations of $1,000 and greater multiples.

   The notes are evidenced by one or more global notes which were deposited with the Trustee as custodian for DTC and registered in the name of Cede & Co., which we refer to as Cede, as nominee of DTC. The global note and any notes issued in exchange for the global note are subject to restrictions on transfer and will bear legends regarding those restrictions. Except as set forth below, record ownership of the global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

   The global note will not be registered in the name of any person, or exchanged for notes that are registered in the name of any person, other than DTC or its nominee unless either of the following occurs:

  . DTC notifies us that it is unwilling, unable or no longer qualified to continue acting as the depositary for the global note; or

  . an Event of Default with respect to the notes represented by the global note has occurred and is continuing.

In those circumstances, DTC will determine in whose names any securities issued in exchange for the global note will be registered.

   DTC or its nominee will be considered the sole owner and holder of the global note for all purposes, and as a result:

  . a holder of notes cannot get notes registered in its name if they are represented by the global note;

  . a holder of notes cannot receive certificated (physical) notes in exchange for its beneficial interest in the global notes;

  . a holder of notes will not be considered to be the owner or holder of the global note or any note it represents for any purpose; and

  . all payments on the global note will be made to DTC or its nominee.

   The laws of some jurisdictions require that some kinds of purchasers (for example, some insurance companies) can only own securities in definitive (certificated) form. These laws may limit the ability of a holder of notes to transfer its beneficial interests in the global note to these types of purchasers.

   Only institutions (such as a securities broker or dealer) that have accounts with DTC or its nominee, which are referred to as participants, and persons that may hold beneficial interests through participants can own a beneficial interest in the global note. The only place where the ownership of beneficial interests in the global note will appear and the only way the transfer of those interests can be made will be on the records kept by DTC (for their participants' interests) and the records kept by those participants (for interests of persons held by participants on their behalf).

   Secondary trading in bonds and notes of corporate issuers is generally settled in clearinghouse (that is, next-day) funds. In contrast, beneficial interests in a global note usually trade in DTC's same-day funds settlement system and settle in immediately available funds. We make no representations as to the effect that settlement in immediately available funds will have on trading activity in those beneficial interests.

   We will make cash payments of interest on and principal of and the redemption or repurchase price of the global note, as well as any payment of Liquidated Damages, to Cede, the nominee for DTC, as the registered owner of the global note. We will make these payments by wire transfer of immediately available funds on each payment date.

   We have been informed that DTC's practice is to credit participants' accounts on the payment date with payments in amounts proportionate to their respective beneficial interests in the notes represented by the global note as shown on DTC's records, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in notes represented by the global note held through participants will be the responsibility of those participants.

   We will send any redemption notices to Cede. We understand that if less than all the notes are being redeemed, DTC's practice is to determine by lot the amount of the holdings of each participant to be redeemed.

   We also understand that neither DTC nor Cede will consent or vote with respect to the notes. We have been advised that under its usual procedures, DTC will mail an "omnibus proxy" to us as soon as possible after the record date. The omnibus proxy assigns Cede's consenting or voting rights to those participants to whose accounts the notes are credited on the record date identified in a listing attached to the omnibus proxy.

   Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge the interest to persons or entities that do not participate in the DTC book-entry system, or otherwise take actions in respect of that interest, may be affected by the lack of a physical certificate evidencing its interest.

   DTC has advised us that it will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange) only at the direction of one or more participants to whose account DTC interests in the global note are credited and only in respect of the portion of the principal amount of the notes represented by the global note as to which the participant or participants has or have given the direction.

   DTC has also advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code, as amended, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include other organizations. Some of these participants (or their representatives), together with other entities, own DTC. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

   The policies and procedures of DTC, which may change periodically, will apply to payments, transfers, exchanges and other matters relating to beneficial interests in the global note. We and the Trustee have no responsibility or liability for any aspect of DTC's or any participants' records relating to beneficial interests in the global note, including for payments made on the global note, and we and the Trustee are not responsible for maintaining, supervising or reviewing any of those records.

Conversion Rights

   A holder of notes may, at its option, convert any portion of the principal amount of any note that is an integral multiple of $1,000 into shares of our common stock at any time on or prior to the close of business on the business day prior to the maturity date, unless the notes have been previously redeemed or repurchased, at a conversion rate of 7.7056 shares of common stock per $1,000 principal amount of notes. The conversion rate is equivalent to a conversion price of approximately $129.78. The right of a holder of notes to convert a note called for redemption or delivered for repurchase will terminate at the close of business on the business day prior to the redemption date or repurchase date for that note, unless we default in making the payment due upon redemption or repurchase.

   A holder of notes may convert all or part of any note by delivering the note at the Corporate Trust Office of the Trustee in the Borough of Manhattan, The City of New York, accompanied by a duly signed and completed notice of conversion, a copy of which may be obtained by the Trustee. The conversion date will be the date on which the note and the duly signed and completed notice of conversion are so delivered.

   As promptly as practicable on or after the conversion date, we will issue and deliver to the Trustee a certificate or certificates for the number of full shares of our common stock issuable upon conversion, together with payment in lieu of any fraction of a share. The certificate will then be sent by the Trustee to the conversion agent for delivery to the holder. The shares of our common stock issuable upon conversion of the notes will be fully paid and nonassessable and will rank equally with the other shares of our common stock.

   If a holder of notes surrenders a note for conversion on a date that is not an Interest Payment Date, the holder will not be entitled to receive any interest for the period from the next preceding Interest Payment Date to the conversion date, except as described below in this paragraph. Any note surrendered for conversion during the period from the close of business on any Regular Record Date to the opening of business on the next succeeding Interest Payment Date (except notes (or portions thereof) called for redemption on a redemption date for which the right to convert would terminate during that period) must be accompanied by payment of an amount equal to the interest payable on the Interest Payment Date on the principal amount of notes being surrendered for conversion. In the case of any note which has been converted after any Regular Record Date (as described below under "--Payment and Conversion") but before the next succeeding Interest Payment Date, interest payable on the Interest Payment Date shall be payable on the Interest Payment Date notwithstanding the conversion, and the interest shall be paid to the holder of the note on the Regular Record Date.

   No other payment or adjustment for interest, or for any dividends in respect of our common stock, will be made upon conversion. Holders of our common stock issued upon conversion will not be entitled to receive any dividends payable to holders of our common stock as of any record time or date before the close of business on the conversion date. We will not issue fractional shares upon conversion. Instead, we will pay cash based on the market price of our common stock at the close of business on the conversion date.

   A holder of notes will not be required to pay any taxes or duties relating to the issue or delivery of our common stock on conversion but will be required to pay any tax or duty relating to any transfer involved in the issue or delivery of our common stock in a name other than that of the holder. Certificates representing shares of our common stock will not be issued or delivered unless all taxes and duties, if any, payable by the holder have been paid.

   The conversion rate will be subject to adjustment for, among other things:

  . dividends (and other distributions) payable in our common stock on shares of our capital stock,

  . the issuance to all holders of our common stock of rights, options or warrants entitling them to subscribe for or purchase our common stock at less than the then Current Market Price of the common stock (determined as provided in the Indenture) as of the record date for shareholders entitled to receive those rights, options or warrants,

  . subdivisions, combinations and reclassifications of our common stock,

  . distributions to all holders of our common stock of evidences of indebtedness of Analog, shares of capital stock, cash or assets (including securities, but excluding those dividends, rights, options, warrants and distributions referred to above, dividends and distributions paid exclusively in cash and distributions upon mergers or consolidations),

  . distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in the immediately preceding clause, or cash distributed upon a merger or consolidation as discussed below) to all holders of our common stock in an aggregate amount that, combined together with (1) other all-cash distributions made within the preceding 365-day period in respect of which no adjustment has been made and (2) any cash and the fair market value of other consideration payable in connection with any tender offer by us or any of our subsidiaries for our common stock concluded within the preceding 365-day period in respect of which no adjustment has been made, exceeds 12.5% of our market capitalization (being the product of the Current Market Price per share of the common stock on the record date for the distribution and the number of shares of common stock then outstanding), and

  . the successful completion of a tender offer made by us or any of our subsidiaries for our common stock which involves an aggregate consideration that, together with any cash and other consideration payable in a tender offer by us or any of our subsidiaries for our common stock expiring within the 365-day period preceding the expiration of the tender offer in respect of which no adjustment has been made, exceeds 15% of our market capitalization on the expiration of the tender offer.

   We reserve the right to effect increases in the conversion rate in addition to those required by the foregoing provisions as we consider to be advisable in order that any event treated for United States federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. We will not be required to make any adjustment to the conversion rate until the cumulative adjustments amount to 1.0% or more of the conversion rate. We will compute all adjustments to the conversion rate and will give notice by mail to holders of the registered notes of any adjustments.

   In case of any consolidation or merger of Analog with or into another entity or any merger of another entity into Analog (other than a merger which does not result in any reclassification, conversion, exchange or cancellation of our common stock), or in case of any sale or transfer of all or substantially all of our assets, each note then outstanding will become convertible only into the kind and amount of securities, cash and other property receivable upon the consolidation, merger, sale or transfer by a holder of the number of shares of common stock into which the notes were convertible immediately prior to the consolidation or merger or sale or transfer.

   We may increase the conversion rate for any period of at least 20 days, upon at least 15 days' notice, if our Board of Directors determines that the increase would be in our best interest. The Board of Directors' determination in this regard will be conclusive. We will give holders of notes at least 15 days' notice of such an increase in the conversion rate. Any increase, however, will not be taken into account for purposes of determining whether the closing price of our common stock exceeds the conversion price by 105% in connection with an event which otherwise would be a Change in Control as defined below.

   We may also increase the conversion rate for the remaining term of the notes or any shorter period in order to avoid or diminish any income tax to any holders of shares of common stock resulting from any dividend or distribution of stock or issuance of rights or warrants to purchase or subscribe for stock or from any event treated as such for income tax purposes. If at any time we make a distribution of property to our stockholders that would be taxable to stockholders as a dividend for United States federal income tax purposes, such as distributions of evidences of indebtedness or assets of Analog, but generally not stock dividends on common stock or rights to subscribe for common stock, and, pursuant to the adjustment provisions of the Indenture, the number of shares into which notes are convertible is increased, that increase may be deemed for United States federal income tax purposes to be the payment of a taxable dividend to holders of notes. See "Material United States Federal Income Tax Consequences--U.S. Holders".

Subordination

   The notes are subordinated and, as a result, the payment of the principal, any premium and interest (including Liquidated Damages) on the notes, including amounts payable on any redemption or repurchase, will be subordinated to the prior payment in full, in cash or other payment satisfactory to holders of Senior Debt, of all of our Senior Debt. The notes are also effectively subordinated to any debt or other liabilities of our subsidiaries. On July 29, 2000 we had approximately $5 million outstanding Senior Debt and the aggregate amount of liabilities of our subsidiaries was approximately $385 million, excluding intercompany liabilities.

   "Senior Debt" is defined in the Indenture to mean: the principal of (and premium, if any) and interest (including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding) on, and all fees and other amounts payable in connection with, the following, whether absolute or contingent, secured or unsecured, due or to become due, outstanding on the date of the Indenture or thereafter created, incurred or assumed:

  . our indebtedness evidenced by a credit or loan agreement, note, bond, debenture or other written obligation,

  . all of our obligations for money borrowed,

  . all of our obligations evidenced by a note or similar instrument given in connection with the acquisition of any businesses, properties or assets of any kind,

  . our obligations (1) as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles or (2) as lessee under other leases for facilities, capital equipment or related assets, whether or not capitalized, entered into or leased for financing purposes,

  . all of our obligations under interest rate and currency swaps, caps, floors, collars, hedge agreements, forward contracts or similar agreements or arrangements,

  . all of our obligations with respect to letters of credit, bankers' acceptances and similar facilities (including reimbursement obligations with respect to the foregoing),

  . all of our obligations issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable and accrued liabilities arising in the ordinary course of business),

  . all obligations of the type referred to in the above clauses of another person and all dividends of another person, the payment of which, in either case, we have assumed or guaranteed, or for which we are responsible or liable, directly or indirectly, jointly or severally, as obligor, guarantor or otherwise, or which are secured by a lien on our property, and

  . renewals, extensions, modifications, replacements, restatements and refundings of, or any indebtedness or obligation issued in exchange for, any indebtedness or obligation described in the above clauses of this definition.

   Senior Debt will not include the notes or any other indebtedness or obligation if its terms or the terms of the instrument under which or pursuant to which it is issued expressly provide that it is not superior in right of payment to the notes.

   We may not make any payment on account of principal, premium or interest (including Liquidated Damages, if any) on the notes, or redemption or repurchase of the notes, if either of the following occurs:

  . we default on our obligations to pay principal, premium, interest or other amounts on our Senior Debt, including a default under any redemption or repurchase obligation, and the default continues beyond any grace period that we may have to make those payments; or

  . any other default occurs and is continuing on any Designated Senior Debt
    (as described below) and (1) the default permits the holders of the Designated Senior Debt to accelerate its maturity and (2) the Trustee has received a notice, which is referred to as a Payment Blockage Notice, of the default from Analog, the holder of the debt or any other person permitted to give this notice under the Indenture.

   If payments on the notes have been blocked by a payment default on Senior Debt, payments on the notes may resume when the payment default has been cured or waived or ceases to exist. If payments on the notes have been blocked by a nonpayment default, payments on the notes may resume on the earlier of (1) the date the nonpayment default is cured or waived or ceases to exist or (2) 179 days after the Payment Blockage Notice is received.

   No nonpayment default that existed on the day a Payment Blockage Notice was delivered to the Trustee can be used as the basis for any subsequent Payment Blockage Notice. In addition, once a holder of Designated Senior Debt has blocked payment on the notes by giving a Payment Blockage Notice, no new period of payment blockage can be commenced pursuant to a subsequent Payment Blockage Notice until both of the following are satisfied:

  . 365 days have elapsed since the effectiveness of the immediately prior
    Payment Blockage Notice; and

  . all scheduled payments of principal, any premium and interest with respect to the notes that have come due have been paid in full in cash.

   "Designated Senior Debt" means our obligations under any particular Senior Debt in which the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents to which we are a party), whether or not executed contemporaneously with the incurrence of that Senior Debt, expressly provides that the indebtedness shall be "Designated Senior Debt" for purposes of the Indenture. The instrument, agreement or other document evidencing any Designated Senior Debt may place limitations and conditions on the right of that Senior Debt to exercise the rights of Designated Senior Debt.

   In addition, upon any acceleration of the principal due on the notes as a result of an Event of Default or upon any payment or distribution of our assets to creditors upon any dissolution, winding up, liquidation or reorganization, whether voluntary or involuntary, marshaling of assets, assignment for the benefit of creditors, or in bankruptcy, insolvency, receivership or other similar proceedings, all principal, premium, if any, interest and other amounts due on all Senior Debt must be paid in full before a holder of notes is entitled to receive any payment. By reason of this subordination, in the event of insolvency, our creditors who are holders of Senior Debt are likely to recover more, ratably, than a holder of notes is, and a holder of notes will likely experience a reduction or elimination of payments on the notes.

   In addition, the notes are "structurally subordinated" to all indebtedness and other liabilities, including trade payables and lease obligations, of our subsidiaries. This occurs because any right of Analog to receive any assets of any of our subsidiaries upon the subsidiary's liquidation or reorganization, and the right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors, except to the extent that Analog itself is recognized as a creditor of that subsidiary, in which case the claims of Analog would still be subordinate to any security interest in the assets of the subsidiary and any indebtedness of the subsidiary senior to that held by Analog.

   The Indenture does not limit our ability to incur Senior Debt or our ability or the ability of our subsidiaries to incur any other indebtedness.

Optional Redemption by Analog

   On or after October 1, 2003 we may redeem the notes, in whole or in part, at the prices set forth below. If we elect to redeem all or part of the notes, we will give at least 30 but no more than 60 days notice to the holders of notes.

   The redemption price, expressed as a percentage of principal amount, is as follows for the 12-month periods beginning on October 1 of the following years:

                                                                      Redemption
   Year                                                                 Price
   ----                                                               ----------
   2003..............................................................  101.90%
   2004..............................................................  100.95%

and thereafter is equal to 100% of the principal amount, in each case together with accrued interest to the date of redemption.

   No sinking fund is provided for the notes, which means that the Indenture does not require us to redeem or retire the notes periodically.

   We may, to the extent permitted by applicable law, at any time purchase notes in the open market, by tender at any price or by private agreement. Any note that we purchase may, to the extent permitted by applicable law and subject to restrictions contained in the purchase agreement with the initial purchasers, be re-issued or resold or may, at our option, be surrendered to the Trustee for cancellation. Any notes surrendered for cancellation may not be re-issued or resold and will be canceled promptly.

Payment and Conversion

   We will make all payments of principal and interest on registered notes by U.S. dollar check drawn on an account maintained at a bank in The City of New York. If a holder of notes holds registered notes with a face value greater than $2,000,000, at the request of the holder we will make payments of principal or interest to the holder by wire transfer to an account maintained by the holder at a bank in The City of New York. Payment of any interest on the notes will be made to the person in whose name the note, or any predecessor note, is registered at the close of business on the March 15 or the September 15 (whether or not a business day) immediately preceding the relevant Interest Payment Date, referred to as a Regular Record Date. If a holder of notes holds registered notes with a face value in excess of $2,000,000 and the holder would like to receive payments by wire transfer, the holder will be required to provide the Trustee with wire transfer instructions at least 15 days prior to the relevant payment date.

   Payments on any global note registered in the name of DTC or its nominee will be payable by the Trustee to DTC or its nominee in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, we and the Trustee will treat the persons in whose names the notes, including any global note, are registered as the owners for the purpose of receiving payments and for all other purposes. Consequently, neither we, the Trustee nor any of our agents or the Trustee's agents has or will have any responsibility or liability for (1) any aspect of DTC's records or any participant's or indirect participant's records relating to or payments made on account of beneficial ownership interests in the global note, or for maintaining, supervising or reviewing any of DTC's records or any participant's or indirect participant's records relating to the beneficial ownership interests in the global note, or
(2) any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

   We will not be required to make any payment on the notes due on any day which is not a business day until the next succeeding business day. The payment made on the next succeeding business day will be treated as though it were paid on the original due date and no interest will accrue on the payment for the additional period of time.

   Notes may be surrendered for conversion at the Corporate Trust Office of the Trustee in the Borough of Manhattan, The City of New York. Notes surrendered for conversion must be accompanied by appropriate notices and any payments in respect of interest or taxes, as applicable, as described above under "-- Conversion Rights".

   We have initially appointed the Trustee as paying agent and conversion agent. We may terminate the appointment of any paying agent or conversion agent and appoint additional or other paying agents and conversion agents. However, until the notes have been delivered to the Trustee for cancellation, or moneys sufficient to pay the principal of, premium, if any, and interest on the notes have been made available for payment and either paid or returned to us as provided in the Indenture, the Trustee will maintain an office or agency in the Borough of Manhattan, The City of New York for surrender of notes for conversion. Notice of any termination or appointment and of any change in the office through which any paying agent or conversion agent will act will be given in accordance with "--Notices" below.

   All moneys deposited with the Trustee or any paying agent, or then held by us, in trust for the payment of principal of, premium, if any, or interest on any notes which remain unclaimed at the end of two years after the payment has become due and payable will be repaid to us, and a holder of notes will then look only to us for payment.

Repurchase at Option of Holders Upon a Change in Control

   If a Change in Control as defined below occurs, a holder of notes will have the right, at its option, to require us to repurchase all of its notes not previously called for redemption, or any portion of the principal amount thereof, that is equal to $1,000 or an integral multiple of $1,000. The price we are required to pay is 100% of the principal amount of the notes to be repurchased, together with interest accrued to, but excluding, the repurchase date.

   At our option, instead of paying the repurchase price in cash, we may pay the repurchase price in our common stock valued at 95% of the average of the closing prices of our common stock for the five trading days immediately preceding and including the fifth trading day prior to the repurchase date. We may only pay the repurchase price in our common stock if we satisfy conditions provided in the Indenture.

   Within 30 days after the occurrence of a Change in Control, we are obligated to give to the holders of notes notice of the Change in Control and of the repurchase right arising as a result of the Change in Control. We must also deliver a copy of this notice to the Trustee. To exercise the repurchase right, a holder of notes must deliver on or before the 30th day after the date of our notice irrevocable written notice to the Trustee of the holder's exercise of its repurchase right, together with the notes with respect to which the right is being exercised. We are required to repurchase the notes on the date that is 45 days after the date of our notice.

   A Change in Control will be deemed to have occurred at the time after the notes are originally issued that any of the following occurs:

     (1) any person, including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Exchange Act, acquires beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of our capital stock entitling the person to exercise 50% or more of the total voting power of all shares of our capital stock that is entitled to vote generally in elections of directors, other than an acquisition by us, any of our subsidiaries or any of our employee benefit plans; or

     (2) we merge or consolidate with or into any other person, any merger of another person into us, or we convey, sell, transfer or lease all or substantially all of our assets to another person, other than any transaction:

  . that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock, or

  . pursuant to which the holders of our common stock immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in the election of directors of the continuing or surviving corporation immediately after the transaction, or

  . which is effected solely to change our jurisdiction of incorporation and results in a reclassification, conversion or exchange of outstanding shares of our common stock solely into shares of common stock of the surviving entity.

   However, a Change in Control will not be deemed to have occurred if either
(A) the closing price per share of our common stock for any five trading days within the period of 10 consecutive trading days ending immediately after the later of the Change in Control or the public announcement of the Change in Control, in the case of a Change in Control relating to an acquisition of capital stock, or the period of 10 consecutive trading days ending immediately before the Change in Control, in the case of Change in Control relating to a merger, consolidation or asset sale, equals or exceeds 105% of the conversion price of the notes in effect on each of those trading days or (B) all of the consideration (excluding cash payments for fractional shares and cash payments made pursuant to dissenters' appraisal rights) in a merger or consolidation otherwise constituting a Change in Control under clause (1) and/or clause (2) above consists of shares of common stock traded on a national securities exchange or quoted on the Nasdaq National Market (or will be so traded or quoted immediately following the merger or consolidation) and as a result of the merger or consolidation the notes become convertible into such common stock.

   For purposes of these provisions:

  .  the conversion price is equal to $1,000 divided by the conversion rate;

  . whether a person is a "beneficial owner" will be determined in accordance with Rule 13d-3 under the Exchange Act; and

  . "person" includes any syndicate or group that would be deemed to be a "person" under Section 13(d)(3) of the Exchange Act.

   Rule 13e-4 under the Exchange Act requires the dissemination of prescribed information to security holders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to the holders of notes. We will comply with this rule to the extent it applies at that time.

   The definition of Change in Control includes a phrase relating to the conveyance, transfer, sale, lease or disposition of "all or substantially all" of our assets. There is no precise, established definition of the phrase "substantially all" under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase its notes as a result of the conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

   The foregoing provisions would not necessarily provide the holders of notes with protection if we are involved in a highly leveraged or other transaction that may adversely affect the holders.

   Our ability to repurchase notes upon the occurrence of a Change in Control is subject to important limitations. Some of the events constituting a Change in Control could result in an event of default under our Senior Debt. Moreover, a Change in Control could cause an event of default under, or be prohibited or limited by, the terms of our Senior Debt. As a result, unless we were to obtain a waiver, a repurchase of the notes in cash could be prohibited under the subordination provisions of the Indenture until the Senior Debt is paid in full. Although we have the right to repurchase the notes with our common stock, subject to certain conditions, we cannot assure the holders of notes that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price in cash for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. If we were to fail to repurchase the notes when required following a Change in Control, an Event of Default under the Indenture would occur, whether or not the repurchase is permitted by the subordination provisions of the Indenture. Any such default may, in turn, cause a default under our Senior Debt. See "--Subordination".

Mergers and Sales of Assets

   We may not (1) consolidate with or merge into any other person or convey, transfer, sell or lease our properties and assets substantially as an entirety to any person, (2) permit any person to consolidate with or merge into us or
(3) permit any person to convey, transfer, sell or lease that person's properties and assets substantially as an entirety to us unless:

  . in the case of (1) and (2) above, the person formed by the consolidation or into which we are merged or the person to which our properties and assets are so conveyed, transferred, sold or leased, shall be a corporation, limited liability company, partnership or trust organized and existing under the laws of the United States, any State within the United States or the District of Columbia and, if we are not the surviving person, the surviving person assumes the payment of the principal of, premium, if any, and interest on the notes and the performance of our other covenants under the Indenture, and

  . in all cases, immediately after giving effect to the transaction, no Event of Default, and no event that, after notice or lapse of time or both, would become an Event of Default, will have occurred and be continuing.

Events of Default

   The following will be Events of Default under the Indenture:

  . we fail to pay principal of or premium, if any, on any note when due, whether or not prohibited by the subordination provisions of the Indenture;

  . we fail to pay any interest, including any Liquidated Damages, on any note when due, which failure continues for 30 days, whether or not prohibited by the subordination provisions of the Indenture;

  . we fail to provide notice of a Change in Control, whether or not the notice is prohibited by the subordination provisions of the Indenture;

  . we fail to perform any other covenant in the Indenture, which failure continues for 60 days after written notice as provided in the Indenture;

  . any indebtedness under any bonds, debentures, notes or other evidences of indebtedness for money borrowed (or any guarantee thereof) by us or any of our significant subsidiaries in an aggregate principal amount in excess of $45,000,000 is not paid when due either at its stated maturity or upon acceleration thereof, and the indebtedness is not discharged, or the acceleration is not rescinded or annulled, within a period of 30 days after notice as provided in the Indenture; and

  . certain events of bankruptcy, insolvency or reorganization involving us or any of our significant subsidiaries.

   Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any holder, unless the holder shall have offered reasonable indemnity to the Trustee. Subject to providing indemnification of the Trustee, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

   If an Event of Default other than an Event of Default arising from events of insolvency, bankruptcy or reorganization with respect to Analog occurs and is continuing, either the Trustee or the holders of at least 25% in principal amount of the outstanding notes may, subject to the subordination provisions of the Indenture, accelerate the maturity of all notes. However, after an acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding notes may, under certain circumstances, rescind and annul the acceleration if all Events of Default, other than the non-payment of principal of the notes which have become due solely by the declaration of acceleration, have been cured or waived as provided in the Indenture. If an Event of Default arising from events of insolvency, bankruptcy or reorganization with respect to Analog occurs, then the principal of, and accrued interest on, all the notes will automatically become immediately due and payable without any declaration or other act on the part of the holders of the notes or the Trustee. For information as to waiver of defaults, see "--Meetings, Modification and Waiver".

   A holder of notes will not have any right to institute any proceeding with respect to the Indenture, or for any remedy under the Indenture, unless the holder gives the Trustee written notice of a continuing Event of Default and the holders of at least 25% in aggregate principal amount of the outstanding notes have made written request, and offered reasonable indemnity, to the Trustee to institute proceedings, and the Trustee has not received from the holders of a majority in aggregate principal amount of the outstanding notes direction inconsistent with the written request and shall have failed to institute the proceeding within 60 days. However, these limitations do not apply to a suit instituted by a holder of notes for the enforcement of payment of the principal of, premium, if any, or interest, including Liquidated Damages, on the holder's note on or after the respective due dates expressed in its note or the holder's right to convert its note in accordance with the Indenture.

   We will be required to furnish to the Trustee annually a statement as to our performance of some of our obligations under the Indenture and as to any default in such performance.

Meetings, Modification and Waiver

   The Indenture contains provisions for convening meetings of the holders of notes to consider matters affecting their interests.

   Certain limited modifications of the Indenture may be made without the necessity of obtaining the consent of the holders of the notes. Other modifications and amendments of the Indenture may be made, and certain past defaults by us may be waived, either (i) with the written consent of the holders of not less than a majority in aggregate principal amount of the notes at the time outstanding or (ii) by the adoption of a resolution, at a meeting of holders of the notes at which a quorum is present, by the holders of at least 66 2/3% in aggregate principal amount of the notes represented at the meeting or, if less, holders of not less than a majority in aggregate principal amount of the notes at the time outstanding. The quorum at any meeting called to adopt a resolution will be persons holding or representing a majority in aggregate principal amount of the notes at the time outstanding and, at any reconvened meeting adjourned for lack of a quorum, 25% of the aggregate principal amount.

   However, a modification or amendment requires the consent of the holder of each outstanding note affected if it would:

  . change the stated maturity of the principal or interest of a note;

  . reduce the principal amount of, or any premium or interest on, any note;

  . reduce the amount payable upon a redemption or mandatory repurchase;

  . modify the provisions with respect to the repurchase rights of holders of notes in a manner adverse to the holders;

  . change the place or currency of payment on a note;

  . impair the right to institute suit for the enforcement of any payment on any note;

  . modify our obligation to maintain an office or agency in New York City;

  . modify the subordination provisions in a manner that is adverse to the holders of the notes;

  . adversely affect the right to convert the notes;

  . modify our obligation to deliver information required under Rule 144A to permit resales of the notes and common stock issued upon conversion of the notes if we cease to be subject to the reporting requirements under the Exchange Act;

  . reduce the above-stated percentage of the principal amount of the holders whose consent is needed to modify or amend the Indenture;

  . reduce the percentage of the principal amount of the holders whose consent is needed to waive compliance with certain provisions of the Indenture or to waive certain defaults; or

  . reduce the percentage required for the adoption of a resolution or the quorum required at any meeting of holders of notes at which a resolution is adopted.

   The holders of a majority in aggregate principal amount of the outstanding notes may waive compliance by us with certain restrictive provisions of the Indenture by written consent. Holders of at least 66 2/3% in aggregate principal amount of notes represented at a meeting or, if less, holders of not less than a majority in aggregate principal amount of the notes at the time outstanding may also waive compliance by us with certain restrictive provisions of the Indenture by the adoption of a resolution at the meeting if a quorum of holders is present and certain other conditions are met. The holders of a majority in aggregate principal amount of the outstanding notes also may waive by written consent any past default under the Indenture, except a default in the payment of principal, premium, if any, or interest which has not been cured.

Registration Rights

   The registration statement of which this prospectus forms a part has been filed under the terms of a Registration Rights Agreement, which we entered into with the initial purchasers of the notes. In the Registration Rights Agreement we agreed, for the benefit of the holders of the notes and the shares of common stock issuable upon conversion of the notes, which we refer to together as the Registrable Securities, that we would, at our expense:

  . file with the SEC, within 90 days after the date the notes were originally issued, a shelf registration statement covering resales of the Registrable Securities, subject to our right to postpone the filing of the shelf registration statement for an additional 90 days in limited circumstances;

  . use our reasonable efforts to cause the shelf registration statement to be declared effective under the Securities Act within 180 days after the date the notes are originally issued, subject to our right to postpone having the shelf registration statement declared effective for an additional 90 days in limited circumstances; and

  . use our reasonable efforts to keep effective the shelf registration statement until two years after the date the notes are issued or, if earlier, until there are no outstanding Registrable Securities, which is referred to as the Effectiveness Period.

   We will be permitted to suspend the use of this prospectus, which is part of the shelf registration statement, in connection with the sales of Registrable Securities during prescribed periods of time for reasons relating to pending corporate developments, public filings with the SEC and other events. Following the effectiveness of the registration statement of which this prospectus forms a part, we will provide to each holder of Registrable Securities copies of this prospectus, notify each holder that the shelf registration statement has become effective and take certain other actions required to permit public resales of the Registrable Securities.

   We may, upon written notice to all the holders of Registrable Securities, postpone having the shelf registration statement declared effective for a reasonable period not to exceed 90 days if we possess material non-public information the disclosure of which would have a material adverse effect on us and our subsidiaries taken as a whole. Notwithstanding any such postponement, additional interest, which is referred to as Liquidated Damages, will accrue on the notes (or on the common stock into which any notes have been converted) if either of the following events, which are referred to as Registration Defaults, occurs:

  . on or prior to 90 days following the date the notes were originally issued, a shelf registration statement has not been filed with the SEC; or

  . on or prior to 180 days following the date the notes were originally issued, the shelf registration statement is not declared effective.

   In that case, Liquidated Damages will accrue on the Registrable Securities from and including the day following the Registration Default to but excluding the day on which the Registration Default has been cured. Liquidated Damages will be paid semi-annually in arrears, with the first semi-annual payment due on the first Interest Payment Date following the date on which the Liquidated Damages began to accrue. Liquidated Damages accrue either on the principal amount of the notes or based on the conversion price of common stock issued upon conversion of the notes.

   The rates at which Liquidated Damages will accrue will be as follows:

  . 0.25% of the principal amount (or the conversion price) per annum to and including the 90th day after the Registration Default; and

  . 0.50% of the principal amount (or the conversion price) per annum from and after the 91st day after the Registration Default.

   In addition, Liquidated Damages will accrue if:

  . the shelf registration statement ceases to be effective, or we otherwise prevent or restrict holders of Registrable Securities from making sales under the shelf registration statement, for more than 45 days, whether or not consecutive, during any 90-day period; or

  . the shelf registration statement ceases to be effective, or we otherwise prevent or restrict holders of Registrable Securities from making sales under the shelf registration statement, for more than 90 days, whether or not consecutive, during any 12-month period.

   In either event, the interest rate on the notes will increase by an additional 0.50% per annum from the 46th day of the 90-day period or the 91st day of the 12-month period. The Liquidated Damages will continue to accrue until the earlier of the following:

  . the time the shelf registration statement again becomes effective or the holders of Registrable Securities are again able to make sales under the shelf registration statement, depending on which event triggered the increase in interest rate; or

  . the date the Effectiveness Period expires.

   A holder who elects to sell any Registrable Securities pursuant to the shelf registration statement of which this prospectus forms a part is required to be named as a selling securityholder in this prospectus, may be required to deliver a prospectus to purchasers, may be subject to certain civil liability provisions under the Securities Act in connection with those sales and is bound by the provisions of the Registration Rights Agreement that apply to a holder making this election, including indemnification provisions.

   No holder of Registrable Securities is entitled to be named as a selling securityholder in this prospectus and no holder of Registrable Securities is entitled to use this prospectus for offers and resales of Registrable Securities at any time, unless the holder has returned a completed and signed Notice and Questionnaire to us.

   Beneficial owners of Registrable Securities who have not returned a Notice and Questionnaire to us may receive another Notice and Questionnaire from us upon request. Following our receipt of a completed and signed Notice and Questionnaire, we will include the Registrable Securities covered thereby in the shelf registration statement, subject to restrictions on the timing and number of supplements to the shelf registration statement provided in the Registration Rights Agreement.

   We agreed in the Registration Rights Agreement to use our reasonable efforts to cause the shares of common stock issuable upon conversion of the notes to be listed on the New York Stock Exchange. However, if the common stock is not then listed on the New York Stock Exchange, we will use our reasonable efforts to cause the shares of common stock issuable upon conversion of the notes to be quoted or listed on whichever market or exchange the common stock is then quoted or listed, upon effectiveness of the shelf registration statement.

   This summary of certain provisions of the Registration Rights Agreement may not contain all the information important to the holders of notes. Holders of notes may request from us a copy of the Registration Rights Agreement.

Notices

   Notice to holders of the registered notes will be given by mail to the addresses as they appear in the security register. Notices will be deemed to have been given on the date of mailing.

   Notice of a redemption of notes will be given not less than 30 nor more than 60 days prior to the redemption date and will specify the redemption date. A notice of redemption of the notes will be irrevocable.

Replacement of Notes

   We will replace any note that becomes mutilated, destroyed, stolen or lost at the expense of the holder upon delivery to the Trustee of the mutilated notes or evidence of the loss, theft or destruction satisfactory to us and the Trustee. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the Trustee and us may be required at the expense of the holder of the note before a replacement note will be issued.

Payment of Stamp and Other Taxes

   We have paid all stamp and other duties, if any, which may have been imposed by the United States or any political subdivision thereof or taxing authority thereof or therein with respect to the issuance of the notes. We were not required to make any payment with respect to any other tax, assessment or governmental charge imposed by any government or any political subdivision thereof or taxing authority thereof or therein.

Governing Law

   The Indenture and the notes are governed by and construed in accordance with the laws of the State of New York, United States of America.

The Trustee

   If an Event of Default occurs and is continuing, the Trustee will be required to use the degree of care of a prudent person in the conduct of his own affairs in the exercise of its powers. Subject to these provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of notes, unless they shall have offered to the Trustee reasonable security or indemnity.

            MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

   The following is a summary of material United States federal income tax considerations relating to the purchase, ownership and disposition of the notes and the common stock into which the notes may be converted. This summary is not a complete analysis of all the potential tax considerations relating thereto.

   We have based this summary on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, the applicable U.S. Treasury regulations promulgated or proposed thereunder, judicial authority and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis, or to different interpretations.

   This summary applies to you only if you hold the notes and common stock as capital assets. A capital asset is generally an asset held for investment rather than as inventory or as property used in a trade or business. This summary also does not discuss the particular tax consequences that might be relevant to you if you are subject to special rules under the federal income tax laws. Special rules apply, for example, if you are:

  . a bank, thrift, insurance company, regulated investment company, or other financial institution or financial service company,

  . a broker or dealer in securities or foreign currency,

  . a person that has a functional currency other than the U.S. dollar,

  . a partnership or other flow-through entity,

  . a subchapter S corporation,

  . a person subject to alternative minimum tax,

  . a person who owns the notes or common stock as part of a straddle, hedging transaction, conversion transaction, constructive sale transaction or other risk-reduction transaction,

  . a tax-exempt entity,

  . a person who has ceased to be a United States citizen or to be taxed as a resident alien, or

  . a person who acquires the notes or common stock in connection with your employment or other performance of services.

   In addition, the following summary does not address all possible tax consequences. In particular, except as specifically provided, it does not discuss any estate, gift, generation-skipping, transfer, state, local or foreign tax consequences. We have not sought any ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with these statements and conclusions. For all these reasons, we urge you to consult with your tax advisor about the federal income tax and other tax consequences of the acquisition, ownership and disposition of the notes and common stock.

   INVESTORS CONSIDERING THE PURCHASE OF THE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

In General

   We have treated the notes as indebtedness for federal income tax purposes. This summary assumes that the IRS will respect this classification.

U.S. Holders

   As explained below, the federal income tax consequences of acquiring, owning and disposing of the notes and common stock depend on whether or not you are a U.S. holder. For purposes of this summary, you are a U.S. holder if you are a beneficial owner of the notes or common stock and for federal income tax purposes are:

  . a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the substantial presence residency test under the federal income tax laws,

  . a corporation, partnership or other entity treated as a corporation or partnership for federal income tax purposes, that is created or organized in or under the laws of the United States, any of the fifty states or the District of Columbia, unless otherwise provided by Treasury regulations,

  . an estate the income of which is subject to federal income taxation regardless of its source, or

  . a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, and if your status as a U.S. holder is not overridden under the provisions of an applicable tax treaty. Conversely, you are a non-U.S. holder if you are a beneficial owner of the notes or common stock and are not a U.S. holder.

   If a partnership holds notes or common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in that partnership, you should consult your tax advisor.

 Payment of Interest

   All of the notes bear interest at a stated fixed rate. You generally must include this stated interest in your gross income as ordinary interest income:

  . when you receive it, if you use the cash method of accounting for federal income tax purposes, or

  . when it accrues, if you use the accrual method of accounting for federal income tax purposes.

   In some circumstances, we may be obligated to pay you amounts in excess of stated interest or principal on the notes. For example, we would have to pay liquidated damages in some circumstances described in "Description of Notes-- Registration Rights". In addition, in some cases we will be able to call the notes for redemption at a price that will include an additional amount in excess of the principal of the notes. According to Treasury regulations, the possibility of liquidated damages being paid to you will not affect the amount of interest income you recognize, in advance of the payment of any liquidated damages, if there is only a remote chance as of the date the notes were issued that you will receive liquidated damages. We believe that the likelihood that we will pay liquidated damages is remote. Therefore, we do not intend to treat the potential payment of liquidated damages as part of the yield to maturity of any notes. Similarly, we intend to take the position that the likelihood of a redemption or repurchase of the notes is remote and likewise do not intend to treat the possibility of any premium payable on a redemption or repurchase as affecting the yield to maturity of any notes. Our determination that these contingencies are remote is binding on you unless you disclose your contrary position in the manner required by applicable Treasury regulations. Our determination is not, however, binding on the IRS. In the event a contingency occurs, it would affect the amount and timing of the income that you must recognize. If we pay liquidated damages on the notes, you will be required to recognize additional income. If we pay a redemption premium, the premium could be treated as capital gain under the rules described under "--Sale, Exchange or Redemption of Notes or Shares of Common Stock".

 Amortizable Bond Premium on Notes

   If you acquire a note and your adjusted tax basis in the note upon acquisition is greater than its principal amount, then you will be treated as having acquired that note with bond premium equal to the excess. Amortizable bond premium, however, will not include any premium attributable to the value of the note's conversion feature. You generally may elect to amortize the bond premium over the remaining term of the note on a constant yield method. The amount amortized in any year will be treated as a reduction of your interest income from the note for that year. If you do not make the election, your bond premium on a note will decrease the gain or increase the loss that you otherwise recognize on the note's disposition. Any election to amortize bond premium applies to all debt obligations, other than debt obligations the interest on which is excludable from gross income, that you hold at the beginning of the first taxable year to which the election applies or that you thereafter acquire. You may not revoke an election to amortize bond premium without the consent of the IRS. We urge you to consult with your tax advisor regarding this election.

 Market Discount on Notes

   If you acquire a note and your adjusted tax basis upon acquisition is less than its principal amount, then you will be treated as having acquired that note at a market discount equal to the difference. The foregoing does not apply if the amount of the market discount is less than the de minimis amount specified under the Code. Under the market discount rules, you will be required to treat any gain on the sale, exchange, redemption, retirement or other taxable disposition of a note, or any appreciation in a note in the case of a nontaxable disposition, such as a gift, as ordinary income to the extent of the market discount that has not previously been included in income and that is treated as having accrued on the note at the time of the payment or disposition. In addition, you may be required to defer, until the maturity of the note or earlier taxable disposition, the deduction of all or a portion of interest expense on any indebtedness incurred or continued to purchase or carry the note.

   Any market discount will be considered to accrue evenly during the period from the day after your acquisition to the maturity date of the note, unless you elect to accrue the market discount on a constant yield method. You may also elect to include market discount in income currently as it accrues, on either an even or constant yield method. In that event, your basis in the note will increase by the amounts you so include in your income. If you make this election, the rules described above regarding ordinary income on dispositions and deferral of interest deductions will not apply. This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first taxable year to which the election applies. You may not revoke a market discount election without the consent of the IRS. We urge you to consult with your tax advisor regarding these market discount elections.

   You should consult your own tax advisors concerning the existence of, and tax consequences of, market discount and amortizable bond premium.

 Conversion of Notes

   You generally will not recognize gain or loss on the conversion of the notes solely into common stock, except with respect to cash received in lieu of fractional shares. Your tax basis in the shares of common stock received upon conversion of the notes will be equal to your adjusted tax basis in the notes exchanged for those shares, less any portion thereof allocable to cash received in lieu of a fractional share of common stock. The holding period of the common stock will generally include the period during which you held the notes prior to conversion.

   Under the current ruling policy of the IRS, cash received in lieu of a fractional share of common stock generally should be treated as a payment in exchange for the fractional share rather than as a dividend. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally will result in gain or loss (measured by the difference between the cash you receive for the fractional share and your adjusted tax basis in the fractional share). Any gain would be ordinary income to the extent of any accrued market discount on your notes that you have not previously included in your income, and otherwise would be capital gain. Any accrued market discount not previously included in income as of the date of the conversion of the notes will carry over to the common stock received on conversion and will give rise to ordinary income upon the subsequent disposition of that stock.

 Sale, Exchange or Redemption of Notes or Shares of Common Stock

   You generally will recognize gain or loss upon the sale, exchange, redemption, retirement or other disposition of notes (other than a conversion) measured by the difference between:

  . the amount of cash proceeds and the fair market value of any property you receive (except to the extent attributable to accrued interest income and market discount not previously included in income, which will generally be taxable as ordinary income, or attributable to accrued interest previously included in income, which amount may be received without generating further income), and

  .   your adjusted tax basis in the notes.

   Your adjusted tax basis in the notes generally will equal your acquisition cost of the notes after reduction for amounts allocated to prior accrued stated interest, increased by any market discount included in your income, and reduced by any bond premium you amortized and principal payments you received. Subject to the market discount rules described above, the capital gain or loss will be long-term if your holding period is more than 12 months and will be short-term if your holding period is equal to or less than 12 months. In general, for individuals, long-term capital gains are taxed at a maximum rate of 20% and short-term capital gains are taxed at a maximum rate of 39.6%.

 Constructive Dividends on Notes

   Under Treasury regulations, an adjustment in the conversion price, or the failure to make an adjustment, may, under particular circumstances, be treated as a constructive taxable dividend to the extent of our current or accumulated earnings and profits. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of your interest as a holder of the notes generally will not be considered to result in a constructive distribution of stock where the adjustment does not compensate you for taxable distributions to other stockholders. However, if at any time

  . we make a distribution of cash or property to our stockholders or a purchase of common stock and the distribution or purchase would be taxable to our stockholders as a dividend for United States federal income tax purposes (e.g., distributions of evidences of our indebtedness or assets, but generally not stock dividends or rights to subscribe for common stock) and, pursuant to the anti-dilution provisions of the Indenture, the conversion price (as defined in the Indenture) of the notes is reduced,

  . the conversion price is reduced pursuant to a formula that is not a bona fide reasonable adjustment formula, or

  .  the conversion price of the notes is reduced at our discretion,

this reduction in conversion price may be deemed to be the payment of a taxable dividend to you as a holder of the notes (pursuant to Section 305 of the Code). You could therefore have taxable income as a result of an event pursuant to which you received no cash or property. Your tax basis in a note, however, generally will be increased by the amount of any constructive dividend included in your income.

 Distributions on Common Stock

   The amount of any distribution by us on the common stock will be equal to the amount of cash and the fair market value, on the date of distribution, of any property distributed. Generally, distributions will be treated as follows:

  . first as ordinary dividend income to the extent paid out of our current or accumulated earnings and profits,

  . next as a nontaxable return of capital that reduces your basis in the stock dollar-for-dollar until the basis has been reduced to zero, and

  . finally as capital gain from the sale or exchange of the stock.

   In general, if you are a corporate U.S. holder, you will qualify for the 70% dividends-received deduction if you own less than 20% of the voting power and value of our stock (other than any non-voting, non-convertible, non-participating preferred stock). If you are a corporate U.S. holder that owns 20% or more of the voting power and value of our stock (other than any non-voting, non-convertible, non-participating preferred stock), generally you will qualify for an 80% dividends-received deduction. The dividends-received deduction is subject, however, to holding period requirements and taxable income and other limitations.

   A failure to adjust fully the conversion price of the notes to reflect a stock dividend or other event increasing the proportionate interest of holders of common stock in our earnings and profits or assets could, in some circumstances, be deemed to result in the payment of a taxable dividend to holders of common stock.

 Sale of Common Stock

   Subject to the market discount rules discussed above, your sale or other taxable disposition of common stock will generally result in capital gain or loss equal to the difference between the amount of cash or property you receive and your adjusted tax basis in the stock. Such capital gain or loss will be long-term if your holding period is more than 12 months and will be short-term if your holding period is equal to or less than 12 months. In general, for individuals, long-term capital gains are taxed at a maximum rate of 20% and short-term capital gains are taxed at a maximum rate of 39.6%. Your basis and holding period in common stock received upon conversion of a convertible note are determined as discussed above under "--Conversion of Notes."

 Information Reporting and Backup Withholding Tax

   In general, information reporting requirements will apply to "reportable payments" to certain noncorporate U.S. holders of principal and interest on a note, dividends on common stock, the proceeds of the sale of a note and the proceeds of the sale of common stock. If you are a noncorporate U.S. holder you may be subject to backup withholding at a 31% rate when you receive interest and dividends with respect to the notes or common stock, or when you receive proceeds upon the sale, exchange, redemption, retirement or other disposition of the notes or common stock. In general, you can avoid this backup withholding by properly executing under penalties of perjury an IRS Form W-9 or substantially similar form that provides:

  . your correct taxpayer identification number, and

  . a certification that (a) you are exempt from backup withholding because you are a corporation or come within another enumerated exempt category,
    (b) you have not been notified by the IRS that you are subject to backup withholding, or (c) you have been notified by the IRS that you are no longer subject to backup withholding.

   If you do not provide your correct taxpayer identification number on the IRS Form W-9 or substantially similar form, you may be subject to penalties imposed by the IRS.

   Backup withholding will not apply, however, with respect to payments made to certain holders, including corporations, tax exempt organizations and certain foreign persons, provided their exemptions from backup withholding are properly established.

   Amounts withheld are generally not an additional tax and may be refunded or credited against your federal income tax liability, provided you furnish the required information to the IRS.

   We will report to the U.S. holders of notes and common stock and to the IRS the amount of any "reportable payments" for each calendar year and the amount of tax withheld, if any, with respect to these payments.

Non-U.S. Holders

   As used herein, the term "non-U.S. holder" means any beneficial owner of a note or common stock that is not a U.S. holder.

 Payment of Interest

   Generally, if you are a non-U.S. holder, interest income that is not effectively connected with a United States trade or business will not be subject to a U.S. withholding tax under the "portfolio interest exemption" provided that:

  . you do not actually or constructively own (pursuant to the conversion feature of the notes or otherwise) 10% or more of the combined voting power of all of our classes of stock entitled to vote,

  . you are not a controlled foreign corporation related to us actually or constructively through stock ownership,

  . you are not a bank which acquired the notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business, and

  . either (a) you provide a Form W-8BEN (or a suitable substitution form) signed under penalties of perjury that includes your name and address and certifies as to your non-United States status, or (b) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business, provides a statement to us or our agent under penalties of perjury in which it certifies that a Form W-8BEN or W-8IMY (or a suitable substitute) has been received by it from you or a qualifying intermediary and furnishes us or our agent with a copy of such form.

   Interest on notes not exempted from U.S. withholding tax as described above and not effectively connected with a United States trade or business generally will be subject to U.S. withholding tax at a 30% rate, except where an applicable tax treaty provides for the reduction or elimination of that withholding tax. We may be required to report annually to the IRS and to each non-U.S. holder the amount of interest paid to, and the tax withheld, if any, with respect to, each non-U.S. holder.

   Except to the extent that an applicable treaty otherwise provides, generally you will be taxed in the same manner as a U.S. holder with respect to interest if the interest income is effectively connected with your conduct of a United States trade or business. If you are a corporate non-U.S. holder, you may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate (or, if applicable, a lower treaty rate). Even though the effectively connected interest is subject to income tax, and may be subject to the branch profits tax, it may not be subject to withholding tax if you deliver a properly executed IRS Form W-8ECI to the payor.

   To claim the benefit of a tax treaty or to claim exemption from withholding because the income is U.S. trade or business income, the non-U.S. holder must provide a properly executed IRS Form 1001 or IRS Form 4224 (or any successor forms that the IRS designates), as applicable, prior to the payment of interest. Under recently issued Treasury regulations that generally will be effective on and after January 1, 2001, the non-U.S. holder must provide a properly executed Form W-8BEN or W-8ECI in order to continue to claim such benefit or exemption for payments made after December 31, 2000. Under the new regulations, a non-U.S. holder may in some circumstances be required to obtain a U.S. taxpayer identification number and make some certifications to us. Special procedures are provided in the new regulations for payments through qualified intermediaries. Prospective investors should consult their tax advisors regarding the effect, if any, of the new regulations.

 Sale, Exchange or Redemption of Notes

   If you are a non-U.S. holder of a note, generally you will not be subject to United States federal income tax or withholding tax on any gain realized on the sale, exchange or redemption of the note, including the receipt of cash in lieu of fractional shares upon conversion of a note into common stock, unless

  . the gain is effectively connected with your conduct of a United States trade or business,

  . you are an individual and are present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition and certain other conditions are met,

  . you are subject to tax pursuant to the provisions of the Code applicable to certain United States expatriates, or

  . we are, or have been at any time, within the shorter of the five year period preceding the sale or other disposition and the period you held the note, a United States real property holding corporation within the meaning of Section 897 of the Code. We do not believe that we are currently a "United States real property holding corporation" within the meaning of Section 897 of the Code and do not expect that we will become one in the future. See "--United States Real Property Holding Corporations" below.

 Conversion of Notes

   In general, if you are a non-U.S. holder, no United States federal income tax or withholding tax will be imposed upon the conversion of a note into common stock. However, cash (if any) received in lieu of a fractional share will be subject to U.S. federal income tax if it is U.S. trade or business income. Cash received in lieu of a fractional share may give rise to gain that would be subject to the rules described above for the sale of notes.

 Sale or Exchange of Common Stock

   As a non-U.S. holder, generally you will not be subject to United States federal income tax or withholding tax on the sale or exchange of common stock unless any of the conditions described above under "--Sale, Exchange or Redemption of Notes" are satisfied.

 Dividends

   If you are a non-U.S. holder, you will be subject to United States federal withholding tax at a 30% rate (or lower rate provided under any applicable income tax treaty) on distributions by us with respect to the common stock that are treated as dividends paid (or dividends deemed paid on the notes or common stock, as described above under "U.S. Holders--Constructive Dividends on Notes" and "U.S. Holders--Distributions on Common Stock") (excluding dividends that are effectively connected with the conduct by you of a trade or business in the United States and that are taxable as described below). Except to the extent that an applicable tax treaty otherwise provides, generally you will be taxed in the same manner as a U.S. holder on dividends paid (or deemed paid) that are effectively connected with your conduct of a trade or business in the United States. If you are a foreign corporation, you may also be subject to a United States branch profits tax on such effectively connected income at a 30% rate or such lower rate as may be specified in an applicable income tax treaty. Even though such effectively connected dividends are subject to income tax, and may be subject to the branch profits tax, they will not be subject to U.S. withholding tax if you deliver the appropriate IRS Form W-8ECI to the payor, as discussed above.

   Under Treasury regulations applicable for payments made after December 31, 2000, if you are a non-U.S. holder of common stock and wish to claim the benefit of an applicable treaty rate, you will be required to satisfy certain certification requirements.

 Death of a Non-U.S. Holder

   If you are an individual who is not a citizen or resident of the United States and you hold a note at the time of your death, it will not be includable in your gross estate for United States estate tax purposes, provided that you do not at the time of death actually or constructively own 10% or more of the combined voting power of all of our classes of stock entitled to vote, and provided that, at the time of death, payments with respect to that note would not have been effectively connected with your conduct of a trade or business within the United States.

   Common stock actually or beneficially held by you at the time of your death (or previously transferred subject to certain retained rights or powers) will be subject to United States federal estate tax unless otherwise provided by an applicable estate tax treaty.

 Information Reporting and Backup Withholding Tax

   If you are a non-U.S. holder, United States information reporting requirements and backup withholding tax will not apply to payments of interest on a note if you provide the statement described under "--Payment of Interest", provided that the payor does not have actual knowledge that you are a United States person.

   Information reporting will not apply to any payment of the proceeds of the sale of a note, or any payment of the proceeds of the sale of common stock effected outside the United States by a foreign office of a "broker" (as defined in applicable Treasury regulations), unless the broker

     (1) is a United States person,

     (2) is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States,

     (3) is a controlled foreign corporation for United States federal income tax purposes, or

     (4) with respect to payments made after December 31, 2000, is a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons (as defined in Treasury regulations) who in the aggregate hold more than 50% of the income or capital interests in the partnership or if, at any time during its tax year, the foreign partnership is engaged in a United States trade or business.

   Payment of the proceeds of any such sale effected outside the United States by a foreign office of any broker that is described in (1), (2), (3) or (4) of the preceding sentence will be subject to information reporting requirements unless the broker has documentary evidence in its records that you are a non-U.S. holder and certain other conditions are met, or you otherwise establish an exemption. Temporary Treasury regulations indicate that these payments are not currently subject to backup withholding. Payment of the proceeds of any such sale to or through the United States office of a broker is subject to information reporting and backup withholding requirements, unless you provide the statement described in "--Payment of Interest" or otherwise establish an exemption.

   If paid to an address outside the United States, dividends on common stock held by you as a non-U.S. holder will generally not be subject to the information reporting and backup withholding requirements described in this section. However, under recently issued Treasury regulations, dividend payments made after December 31, 2000 will be subject to information reporting and backup withholding unless applicable certification requirements are satisfied.

   Treasury regulations that apply to payments made after December 31, 2000 will modify current information reporting and backup withholding procedures and requirements. These regulations provide presumptions regarding the status of holders when payments to the holders cannot be reliably associated with appropriate documentation provided to the payor. For payments made after December 31, 2000, a holder must provide certification, if applicable, that conforms to the requirements of the regulations. Holders of a note or common stock should consult with their tax advisors regarding the application of the backup withholding rules to their particular situation, the availability of an exemption, the procedure for obtaining any available exemption and the impact of these new regulations on payments made with respect to notes or common stock after December 31, 2000.

   United States Real Property Holding Corporations

   The discussion of the United States taxation of non-U.S. holders of notes and common stock assumes that we are at no time a United States real property holding corporation within the meaning of Section 897(c) of the Code. Under present law, we would not be a United States real property holding corporation so long as the fair market value of our United States real property interests is less than 50% of the sum of

   .  the fair market value of our United States real property interests,

   .  our interests in real property located outside the United States, and

   .  our other assets which are used or held for use in a trade or business.

We believe that we are not a United States real property holding corporation and do not expect to become one. If we become a United States real property holding corporation, gain recognized by you as a non-U.S. holder on a disposition of notes or common stock would be subject to United States federal income tax unless

  . our common stock is "regularly traded on an established securities market" within the meaning of the Code and

  . either (A) you do not own, actually or constructively, at any time during the five-year period preceding the disposition, more than 5% of the common stock, or (B) in the case of a disposition of notes, you do not own, actually or constructively, notes which, as of any date on which you acquired notes, had a fair market value greater than that of 5% of the common stock.

Our Deductions for Interest on the Notes

   Under Section 279 of the Code, deductions otherwise allowable to a corporation for interest may be reduced or eliminated in the case of corporate acquisition indebtedness. This is defined generally to include subordinated convertible debt issued to provide consideration for the acquisition of stock or a substantial portion of the assets of another corporation, if either

  . the acquiring corporation has a debt to equity ratio that exceeds 2 to 1 or

  . the projected earnings of the corporation (the average annual earnings for the three-year period ending on the test date) do not exceed three times the annual interest costs of the corporation.

   Our deductions for interest on the notes could be reduced or eliminated if the notes meet the definition of corporate acquisition indebtedness in the year of issue. We did not fail either the debt/equity or the earnings coverage test for the year ended October 28, 2000, and accordingly we believe that interest deductions on the notes will not be disallowed. However, there can be no assurance that interest deductions on the notes may not be disallowed in whole or in part in the future. The notes could become corporate acquisition indebtedness in a subsequent year if we initially meet the debt/equity ratio and earnings coverage tests, but later fail one or both tests in a year during which we issue additional indebtedness for corporate acquisitions. Our ability to deduct all of the interest payable on the notes will depend on the application of the foregoing tests to us. The availability of an interest deduction with respect to the notes was not determinative on our issuance of the notes.

   Under Section 163(l) of the Code, no deduction is permitted for interest paid or accrued or any indebtedness of a corporation that is "payable in equity" of the issuer or a related party. Debt is treated as debt payable in equity of the issuer if the debt is part of an arrangement designed to result in payment of the instrument with or by reference to the equity. Such arrangements could include debt instruments that are convertible at the holder's option if it is substantially certain that the option will be exercised. The legislative history indicates that it is not expected the provision will affect debt with a conversion feature where the conversion price is significantly higher than the market price of the stock on the date of the debt issuance. Accordingly, we do not believe that our interest deduction with respect to interest payments on the notes will be adversely affected by the application of these rules to the holder's option to convert the notes. Similarly, we do not believe that our interest deduction with respect to interest payments on the notes will be adversely affected by the application of these rules to our option to satisfy our obligation under the repurchase right triggered by a Change in Control with common stock.

   The preceding discussion of material United States federal income tax consequences is for general information only and is not tax advice. Accordingly, each investor should consult its own tax advisor as to particular tax consequences to it of purchasing, holding and disposing of the notes and the common stock, including the applicability and effect of any state, local or foreign tax laws, and of any proposed changes in applicable laws.

                          DESCRIPTION OF CAPITAL STOCK

   We are authorized to issue up to 600,000,000 shares of common stock, par value $.16 2/3 per share, and 471,934 shares of preferred stock, par value $1.00 per share.

Common Stock

   As of October 28, 2000, there were 357,923,824 shares of our common stock outstanding that were held of record by approximately 4,358 stockholders.

   Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably any dividends that may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of the common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future. There are no shares of preferred stock outstanding.

Preferred Stock

   Our Board of Directors is authorized, subject to some limitations prescribed by law, without further stockholder approval to issue from time to time up to an aggregate of 471,934 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designation of that series. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of Analog. We have no present plans to issue any shares of preferred stock.

Massachusetts Law and Certain Provisions of Our Restated Articles of Organization and By-Laws

   Because we have more than 200 stockholders of record, we are subject to Chapter 110F of the Massachusetts General Laws, an anti-takeover law. In general, this statute prohibits a publicly held Massachusetts corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless

  . the interested stockholder obtains the approval of the Board of Directors prior to becoming an interested stockholder,

  . the interested stockholder acquires 90% of the outstanding voting stock of the corporation (excluding shares held by some affiliates of the corporation) at the time it becomes an interested stockholder, or

  . the business combination is approved by both the Board of Directors and the holders of two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder).

   An "interested stockholder" is a person who, together with affiliates and associates, owns (or at any time within the prior three years did own) 5% or more of the outstanding voting stock of the corporation. A "business combination" includes a merger, a stock or asset sale, and some other transactions resulting in a financial benefit to the interested stockholders.

   Massachusetts General Laws Chapter 156B, Section 50A generally requires that a publicly-held Massachusetts corporation have a classified board of directors consisting of three classes as nearly equal in size as possible, unless the corporation elects to opt out of the statute's coverage. Our By-Laws contain provisions which give effect to Section 50A.

   Our By-Laws include a provision excluding us from the applicability of Massachusetts General Laws Chapter 110D, entitled "Regulation of Control Share Acquisitions". In general, this statute provides that any stockholder of a corporation subject to this statute who acquires 20% or more of the outstanding voting stock of a corporation may not vote that stock unless the stockholders of the corporation so authorize. The Board of Directors may amend our By-Laws at any time to subject us to this statute prospectively.

   Our Restated Articles of Organization, as amended, provide that we shall indemnify our directors and officers to the fullest extent authorized by Massachusetts law, as it now exists or may in the future be amended, against all liabilities and expenses incurred in connection with service for us or on our behalf. In addition, the Articles of Organization provide that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors. This provision does not eliminate director liability under federal securities laws or preclude non-monetary relief under state law.

Stockholder Rights Plan

   In March 1998, the Board of Directors adopted a Stockholder Rights Plan that replaced a plan adopted by the Board in 1988. Pursuant to the Stockholder Rights Plan, each share of common stock has an associated right. Under certain circumstances, each right would entitle the registered holder to purchase from us one one-thousandth share of Series A Junior Participating Preferred Stock at a purchase price of $90 in cash, subject to adjustment.

   The rights are not exercisable and cannot be transferred separately from the common stock until ten business days (or such later date as may be determined by the Board of Directors) after

  . the public announcement that a person or group of affiliated or associated persons has acquired (or obtained rights to acquire) beneficial ownership of 15% or more of our common stock or

  . the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of the outstanding common stock.

If and when the rights become exercisable, each holder of a right shall have the right to receive, upon exercise, that number of common stock (or in certain circumstances, cash, property or other of our securities) that equals the price of the right divided by 50% of the current market price (as defined in the Stockholder Rights Plan) per share of common stock at the date of the occurrence of the event. In the event at any time after any person becomes an acquiring person,

  . we are consolidated with, or merged with and into, another entity and we are not the surviving entity of the consolidation or merger or if we are the surviving entity, shares of our outstanding common stock are changed or exchanged for stock or securities or cash or any other property, or

  . 50% or more of our assets or earning power is sold or transferred, each holder of a right shall thereafter have the right to receive upon exercise that number of shares of common stock of the acquiring company that equals the exercise price of the right divided by 50% of the current market price of the common stock at the date of the occurrence of the event.

   The rights have anti-takeover effects, in that they would cause substantial dilution to a person or group that attempts to acquire a significant interest in our stock on terms not approved by the Board of Directors. The rights expire on March 17, 2008 but may be redeemed by us for $.0005 per right at any time prior to the tenth day following a person's acquisition of 15% or more of our then outstanding common stock. So long as the rights are not separately transferable, each new share of common stock issued will have a right associated with it.

                            SELLING SECURITYHOLDERS

   We originally sold the notes on October 2, 2000 to Goldman, Sachs & Co., SG Cowen Securities Corporation and Salomon Smith Barney Inc. The initial purchasers of the notes have advised us that the notes were resold in transactions exempt from the registration requirements of the Securities Act to "qualified institutional buyers", as defined in Rule 144A of the Securities Act. These subsequent purchasers, or their transferees, pledgees, donees or successors, may from time to time offer and sell any or all of the notes and/or shares of the common stock issuable upon conversion of the notes pursuant to this prospectus.

   The notes and the shares of common stock issuable upon conversion of the notes have been registered in accordance with the registration rights agreement. Pursuant to the registration rights agreement, we are required to file a registration statement with regard to the notes and the shares of our common stock issuable upon conversion of the notes and to keep the registration statement effective until the earlier of:

  (1) the sale of all the securities registered under the registration rights agreement;

  (2) the expiration of the holding period applicable to these securities under Rule 144(k) under the Securities Act with respect to persons who are not our affiliates; and

  (3) two years from the date the registration statement is declared effective.

   The selling securityholders may choose to sell notes and/or the shares of common stock issuable upon conversion of the notes from time to time. See "Plan of Distribution".

   The following table sets forth:

  (1) the name of each selling securityholder who has provided us with notice as of the date of this prospectus pursuant to the registration rights agreement of their intent to sell or otherwise dispose of notes and/or shares of common stock issuable upon conversion of the notes pursuant to the registration statement,

  (2) the principal amount of notes and the number of shares of our common stock issuable upon conversion of the notes which they may sell from time to time pursuant to the registration statement, and

  (3) the amount of outstanding notes and our common stock beneficially owned by the selling securityholder prior to the offering, assuming no conversion of the notes.

   To our knowledge, no selling securityholder nor any of its affiliates has held any position or office with, been employed by or otherwise has had any material relationship with us or our affiliates during the three years prior to the date of this prospectus.

   A selling securityholder may offer all or some portion of the notes and shares of the common stock issuable upon conversion of the notes. Accordingly, no estimate can be given as to the amount or percentage of notes or our common stock that will be held by the selling securityholders upon termination of sales pursuant to this prospectus. In addition, the selling securityholders identified below may have sold, transferred or disposed of all or a portion of their notes since the date on which they provided the information regarding their holdings in transactions exempt from the registration requirements of the Securities Act.

   The information contained under the column heading "Shares That May be Sold" assumes conversion of the full amount of the notes held by the holder at the initial rate of 7.7056 shares of common stock per each $1,000 principal amount of notes.

                                                            Shares Of   Shares
                                 Amount Of     Amount Of  Common Stock   That
                                Notes Owned   Notes That  Owned Before  May Be
            Name              Before Offering May Be Sold   Offering     Sold
            ----              --------------- ----------- ------------- -------
AIG/National Union Fire
 Insurance..................    $ 1,030,000   $ 1,030,000          0      7,936
Allstate Insurance
 Company(1).................      5,100,000     5,100,000    276,100(2)  39,298
Allstate Life Insurance
 Company(1).................     13,100,000    13,100,000    276,100(2) 100,943
Amaranth Securities L.L.C...     11,500,000    11,500,000          0     88,614
American Century Equity
 Income Fund................      3,200,000     3,200,000          0     24,657
American Fidelity Assurance
 Company....................        125,000       125,000          0        963
Amerisure Companies/Michigan
 Mutual Insurance Company...        375,000       375,000          0      2,889
Arbitex Master Fund, L.P....     14,000,000    14,000,000          0    107,878
Argent Classic Convertible
 Arbitrage Fund (Bermuda)
 L.P. ......................     38,000,000    38,000,000          0    292,812
Argent Classic Convertible
 Arbitrage Fund L.P.........     20,000,000    20,000,000          0    154,112
Argent Convertible Arbitrage
 Fund Ltd...................      7,000,000     7,000,000          0     53,939
Arkansas PERS...............      2,950,000     2,950,000          0     22,731
Associated Electric & Gas
 Services Limited...........      1,500,000     1,500,000          0     11,558
BBT Fund, L.P...............     15,000,000    15,000,000          0    115,584
Banc of America Securities
 LLC........................        750,000       750,000          0      5,779
Bancroft Convertible Fund,
 Inc........................      1,000,000     1,000,000          0      7,705
Bankers Life Insurance
 Company of New York........        145,000       145,000          0      1,117
Bankers Trust Company as
 Trustee for DaimlerChrysler
 Corp. EMP #1 Pension Plan
 DTD 4/1/89.................      6,355,000     6,355,000          0     48,969
Bay County PERS.............        235,000       235,000          0      1,810
Bear, Stearns & Co., Inc....     18,250,000    18,250,000          0    140,627
Black Diamond Offshore,
 Ltd........................        965,000       965,000          0      7,435
Blue Cross Blue Shield of
 Florida....................      1,500,000     1,500,000          0     11,558
California State Automobile
 Association Inter-
 Insurance..................      1,400,000     1,400,000          0     10,787
CALAMOS Convertible
 Technology Fund - CALAMOS
 Investment Trust...........         50,000        50,000          0        385
CGU Life Insurance Company
 of America.................      1,500,000     1,500,000          0     11,558
CIBC World Markets
 International Arbitrage
 Corp.......................     20,000,000    20,000,000          0    154,112
CapitalCare, Inc............         40,000        40,000          0        308
CareFirst of Maryland,
 Inc........................        175,000       175,000          0      1,348
Chase Manhattan
 International..............     10,000,000    10,000,000          0     77,056
City of Birmingham
 Retirement & Relief
 System.....................      1,015,000     1,015,000          0      7,821
Clinton Riverside
 Convertible Portfolio
 Limited....................      4,000,000     4,000,000          0     30,822
Conseco Annuity Assurance
 Company-Multi-Bucket
 Annuity Convertible Bond
 Fund.......................      4,500,000     4,500,000          0     34,675
Conseco Fund Group--
 Convertible Securities
 Fund.......................      1,000,000     1,000,000          0      7,705
D.E. Shaw Investments,
 L.P........................      2,200,000     2,200,000          0     16,952
D.E. Shaw Valence, L.P......      8,800,000     8,800,000          0     67,809
Delaware PERS...............      2,305,000     2,305,000          0     17,761
Deutsche Bank Securities
 Inc........................    125,500,000   125,500,000          0    967,052
Double Black Diamond
 Offshore, LDC..............      3,849,000     3,849,000          0     29,658
Ellsworth Convertible Growth
 and Income Fund, Inc.......      1,000,000     1,000,000          0      7,705
F.R. Convertible Securities
 Fund.......................        110,000       110,000          0        847
First Republic Bank.........        115,000       115,000          0        886
Franklin and Marshall
 College....................        420,000       420,000          0      3,236
FreeState Health Plan,
 Inc........................         45,000        45,000          0        346
Granville Capital
 Corporation................     77,315,000    77,315,000          0    595,758
Great-West Life & Annuity
 Insurance Company..........     10,000,000    10,000,000          0     77,056
Group Hospitalization and
 Medical Services, Inc. ....        200,000       200,000          0      1,541
Healthcare Underwriters
 Mutual Insurance Company...        800,000       800,000          0      6,164

                                                            Shares Of   Shares
                                 Amount Of     Amount Of  Common Stock   That
                                Notes Owned   Notes That  Owned Before   May
            Name              Before Offering May Be Sold   Offering    Be Sold
            ----              --------------- ----------- ------------- -------
Highbridge International
 LLC........................    36,500,000    36,500,000         0      281,254
ICI American Holdings
 Trust......................     1,235,000     1,235,000         0        9,516
IL Annuity & Insurance
 Company....................    61,000,000    61,000,000         0      470,041
Island Holdings.............        60,000        60,000         0          462
Island Insurance Convertible
 Account....................       225,000       225,000         0        1,733
JMG Capital Partners, LP....    18,500,000    18,500,000         0      142,553
JMG Triton Offshore Fund,
 Ltd........................     1,500,000     1,500,000         0       11,558
J.P. Morgan Securities,
 Inc........................    30,219,000    30,219,000         0      232,855
Julius Baer Securities,
 Inc........................     1,370,000     1,370,000         0       10,556
KBC Financial Products,
 Inc........................     8,000,000     8,000,000         0       61,644
Kerr-McGee Corporation......       925,000       925,000         0        7,127
Key Asset Management, Inc.
 as Agent for Aerojet Inc.
 Foundation.................        60,000        60,000         0          462
Key Asset Management, Inc.
 as Agent for the Charitable
 Convertible Securities
 Fund.......................     1,650,000     1,650,000         0       12,714
Key Asset Management, Inc.
 as Agent for the Charitable
 Income Fund................       265,000       265,000         0        2,041
Key Asset Management, Inc.
 as Agent for the EB
 Convertible Securities
 Fund.......................     1,650,000     1,650,000         0       12,714
Key Asset Management, Inc.
 as Agent for the Field
 Foundation of Illinois.....        75,000        75,000         0          577
Key Asset Management, Inc.
 as Agent for the Key Trust
 Convertible Securities
 Fund.......................       300,000       300,000         0        2,311
Key Asset Management, Inc.
 as Agent for the Key Trust
 Fixed Income Fund..........       415,000       415,000         0        3,197
Key Asset Management, Inc.
 as Agent for the Omnova
 Solutions..................       110,000       110,000         0          847
Key Asset Management, Inc.
 as Agent for the Parker
 Key/Convertible Fund.......       370,000       370,000         0        2,851
Key Asset Management, Inc.
 as Agent for Union Security
 Life Insurance Company.....        50,000        50,000         0          385
Key Asset Management, Inc.
 as Agent for Victory
 Convertible Securities
 Fund.......................     1,400,000     1,400,000         0       10,787
Key Asset Management, Inc.
 as Agent for Victory Invest
 Quality Bond Fund..........       170,000       170,000         0        1,309
Key Asset Management, Inc.
 as Investment Manager for
 the California State
 Automobile Inter-
 Insurance..................       530,000       530,000         0        4,083
Key Asset Management, Inc.
 as Investment Manager for
 California State Automobile
 Retirement Pension.........       110,000       110,000         0          847
Key Asset Management, Inc.
 as Investment Manager for
 the Health Foundation of
 Greater Cincinnati.........       235,000       235,000         0        1,810
Key Asset Management, Inc.
 as Investment Manager for
 the JCPenney Life Insurance
 Company....................     1,000,000     1,000,000         0        7,705
Key Asset Management, Inc.
 as Investment Manager for
 the Potlatch-First Trust
 Company of St. Paul........     1,050,000     1,050,000         0        8,090
Key Asset Management, Inc.
 as Investment Manager for
 the Standard Insurance
 Company....................       640,000       640,000         0        4,931
Key Asset Management, Inc.
 as Investment Manager for
 the University of South
 Florida Foundation.........       170,000       170,000         0        1,309
Lehman Brothers, Inc........    19,500,000    19,500,000         0      150,259
Lipper Convertibles, L.P....    11,500,000    11,500,000         0       88,614

                                                         Shares Of     Shares
                              Amount Of     Amount Of  Common Stock     That
                             Notes Owned   Notes That  Owned Before     May
          Name             Before Offering May Be Sold   Offering      Be Sold
          ----             --------------- ----------- -------------  ---------
Lipper Convertibles
 Series II, L.P..........      2,000,000     2,000,000           0       15,411
Lipper Offshore
 Convertibles, L.P.......      1,500,000     1,500,000           0       11,558
Lutheran Brotherhood.....      6,000,000     6,000,000      13,430       46,233
Lydian Overseas Partners
 Master Fund.............     55,000,000    55,000,000           0      423,808
MAG Mutual Insurance
 Company.................        300,000       300,000           0        2,311
MFS Total Return Fund....      1,160,000     1,160,000           0        8,938
Medical Liability Mutual
 Insurance Company.......     27,500,000    27,500,000      15,500      211,904
Merrill Lynch Pierce
 Fenner & Smith, Inc.....      2,000,000     2,000,000           0       15,411
Nalco Chemical Company...        390,000       390,000           0        3,005
Nashville Electric
 Service.................        250,000       250,000           0        1,926
NCMIC Insurance Company..        300,000       300,000       1,500        2,311
New York Life Insurance
 Company.................      5,500,000     5,500,000           0       42,380
NORCAL Mutual Insurance
 Company.................        225,000       225,000           0        1,733
Northern Income Equity
 Fund....................      2,000,000     2,000,000           0       15,411
The Northwestern Mutual
 Life Insurance Company..     16,500,000    16,500,000     111,600(3)   127,142
OHIC Insurance Company...        600,000       600,000           0        4,623
Oppenheimer Convertible
 Securities Fund.........     12,000,000    12,000,000           0       92,467
Paloma Securities
 L.L.C. .................      3,500,000     3,500,000      11,800       26,969
Pell Rudman Trust
 Company.................      4,335,000     4,335,000     534,052       33,403
Penn Treaty Network
 America Insurance
 Company.................        515,000       515,000           0        3,968
Physicians' Reciprocal
 Insurers Account #7.....      1,000,000     1,000,000           0        7,705
PIMCO Convertible Fund...      3,200,000     3,200,000           0       24,657
PRIM Board...............      4,500,000     4,500,000           0       34,675
Primerica Life Insurance
 Company.................      2,226,000     2,226,000           0       17,152
Quattro Fund, LLC .......      3,000,000     3,000,000           0       23,116
RET Pension Plan of the
 California State
 Automobile Association..        400,000       400,000           0        3,082
Robertson Stephens.......     14,800,000    14,800,000           0      114,042
SG Cowen Securities
 Corp....................     17,500,000    17,500,000           0      134,848
Salomon Brothers Asset
 Management, Inc. .......      4,550,000     4,550,000           0       35,060
Southern Farm Bureau Life
 Insurance...............      1,530,000     1,530,000           0       11,789
Starvest Combined
 Portfolio...............      1,260,000     1,260,000           0        9,709
Starvest Managed
 Portfolio...............        140,000       140,000           0        1,078
State of Oregon/Equity...      7,450,000     7,450,000           0       57,406
State Street Bank as
 Custodian for GE Pension
 Trust...................      3,135,000     3,135,000           0       24,157
Sun America Style Select
 Series Equity Income....        450,000       450,000           0        3,467
Toronto Dominion (New
 York), Inc..............     39,000,000    39,000,000           0      300,518
Transamerica Life
 Insurance and Annuity
 Company.................      4,000,000     4,000,000           0       30,822
The Travelers Indemnity
 Company.................      7,223,000     7,223,000           0       55,657
The Travelers Insurance
 Company--Life...........      3,772,000     3,772,000           0       29,065
The Travelers Insurance
 Company Separate Account
 TLAC....................        428,000       428,000           0        3,297
The Travelers Life and
 Annuity Company.........        451,000       451,000           0        3,475
Travelers Series
 Convertible Bond
 Portfolio...............        600,000       600,000           0        4,623
Travelers Series Managed
 Assets Trust............        300,000       300,000           0        2,311
UBFAM Arbitrage Fund Ltd.
 ........................      1,000,000     1,000,000           0        7,705
United Healthcare
 Insurance Company.......      2,000,000     2,000,000           0       15,411
The Virginia Insurance
 Reciprocal..............        500,000       500,000           0        3,852
Value Line Convertible
 Fund, Inc...............      1,000,000     1,000,000           0        7,705
Van Kampen Harbor Fund...      8,100,000     8,100,000   5,003,250(4)    62,415
White River Securities,
 L.L.C...................     18,250,000    18,250,000           0      140,627
Worldwide Transactions,
 Ltd.....................        186,000       186,000           0        1,433
Zeneca Holdings Trust....        940,000       940,000           0        7,243
Unknown (5)..............    266,331,000   266,331,000          --    2,052,302

--------

(1) Allstate Life Insurance Company is a subsidiary of Allstate Insurance
    Company.

(2) Includes 169,500 shares of common stock held by Allstate Insurance Company, 14,100 shares of common stock held by Allstate Life Insurance Company, and 92,500 shares of common stock held by affiliates of Allstate Insurance Company and Allstate Life Insurance Company.

(3) The Northwestern Mutual Life Insurance Company is the indirect beneficial owner with shared investment and voting power of these shares of common stock, which are currently held by affiliated entities.

(4) All of these shares of common stock are held by entities affiliated with Van Kampen Harbor Fund.

(5) The name "Unknown" represents the remaining selling securityholders. We are unable to provide the names of these securityholders because certain of these notes are currently evidenced by a global note which has been deposited with DTC and registered in the name of Cede & Co. as DTC's nominee.

   If, after the date of this prospectus, a securityholder notifies us pursuant to the registration rights agreement of its intent to dispose of notes pursuant to the registration statement, we may supplement this prospectus to include that information.

                              PLAN OF DISTRIBUTION

   We are registering the notes and the shares of our common stock issuable upon conversion of the notes to permit public secondary trading of these securities by the holders from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses, other than underwriting discounts and selling commissions, in connection with the registration and sale of the notes and the shares of our common stock issuable upon conversion of the notes covered by this prospectus.

   We will not receive any of the proceeds from the offering of the notes or the shares of our common stock issuable upon conversion of the notes by the selling securityholders. The notes and shares of common stock issuable upon conversion of the notes may be sold from time to time directly by any selling securityholder or, alternatively, through underwriters, broker-dealers or agents. If notes or shares of common stock issuable upon conversion of the notes are sold through underwriters or broker-dealers, the selling securityholder will be responsible for underwriting discounts or commissions or agents' commissions.

   The notes or shares of common stock issuable upon conversion of the notes may be sold:

  .  in one or more transactions at fixed prices,

  .  at prevailing market prices at the time of sale,

  .  at varying prices determined at the time of sale or

  .  at negotiated prices.

   These sales may be effected in transactions, which may involve block trades or transactions in which the broker acts as agent for the seller and the buyer:

  . on any national securities exchange or quotation service on which the notes or shares of common stock issuable upon conversion of the notes may be listed or quoted at the time of sale,

  .  in the over-the-counter market,

  . in transactions otherwise than on a national securities exchange or quotation service or in the over-the-counter market or

  .  through the writing of options.

   In connection with sales of the notes or shares of common stock issuable upon conversion of the notes or otherwise, any selling securityholder may:

  . enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the notes or shares of common stock issuable upon conversion of the notes in the course of hedging the positions they assume,

  . sell short and deliver notes or shares of common stock issuable upon conversion of the notes to close out the short positions or

  . loan or pledge notes or shares of common stock issuable upon conversion of the notes to broker-dealers that in turn may sell the securities.

   The outstanding common stock is publicly traded on the New York Stock Exchange. The initial purchasers of the notes have advised us that certain of the initial purchasers are making and currently intend to continue making a market in the notes; however, they are not obligated to do so and any market-making of this type may be discontinued at any time without notice, in the sole discretion of the initial purchasers. We do not intend to apply for listing of the notes on the New York Stock Exchange or any securities exchange. Accordingly, we cannot assure that any trading market will develop or have any liquidity.

   The selling securityholders and any broker-dealers, agents or underwriters that participate with the selling securityholders in the distribution of the notes or the shares of common stock issuable upon conversion of the notes may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any commissions received by these broker-dealers, agents or underwriters and any profits realized by the selling securityholders on the resales of the notes or the shares may be deemed to be underwriting commissions or discounts under the Securities Act.

   In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144, Rule 144A or any other available exemption from registration under the Securities Act may be sold under Rule 144, Rule 144A or any of the other available exemptions rather than pursuant to this prospectus.

   There is no assurance that any selling securityholder will sell any or all of the notes or shares of common stock issuable upon conversion of the notes described in this prospectus, and any selling securityholder may transfer, devise or gift the securities by other means not described in this prospectus.

   We originally sold the notes to the initial purchasers in October 2000 in a private placement. We agreed to indemnify and hold the initial purchasers of the notes harmless against certain liabilities under the Securities Act that could arise in connection with the sale of the notes by the initial purchasers. The registration rights agreement provides for us and the selling securityholders to indemnify each other against certain liabilities arising under the Securities Act.

   We agreed pursuant to the registration rights agreement to use reasonable efforts to cause the registration statement to which this prospectus relates to become effective within 180 days after the date the notes were originally issued and to keep the registration statement effective until the earlier of:

  . the sale of all the securities registered under the registration rights agreement,

  . the expiration of the holding period applicable to the securities under Rule 144(k) under the Securities Act with respect to persons who are not our affiliates, and

  . two years from the date the registration statement is declared effective.

   The registration rights agreement provides that we may suspend the use of this prospectus in connection with sales of notes and shares of common stock issuable upon conversion of the notes by holders for a period not to exceed an aggregate of 45 days in any 90-day period or 90 days in any 12-month period if any event occurs or any fact exists that would render the registration statement materially misleading. We will bear the expenses of preparing and filing the registration statement and all post-effective amendments.

                                 LEGAL MATTERS

   The validity of the notes and the shares of common stock issuable upon conversion of the notes offered hereby will be passed upon for Analog by Hale and Dorr LLP, a limited liability partnership including professional corporations, 60 State Street, Boston, Massachusetts 02109. Paul P. Brountas, a partner of Hale and Dorr LLP, is Clerk of Analog and owns 70,000 shares of common stock of Analog.

                                    EXPERTS

   The consolidated financial statements and financial statement schedule of Analog Devices, Inc. incorporated by reference and included, respectively, in Analog Devices, Inc.'s Annual Report on Form 10-K for the year ended October 30, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon incorporated by reference and included therein, respectively, and incorporated herein by reference. Such consolidated financial statements and financial statement schedule are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

                   ADDITIONAL FILINGS AND COMPANY INFORMATION

   We file reports, proxy statements, information statements and other information with the Securities and Exchange Commission. You may read and copy this information, for a copying fee, at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Citicorp Center, 500 West Madison Street,
Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Please call the Commission at 1-800-SEC-0330 for more information on its public reference rooms. Our Commission filings are also available to the public from commercial document retrieval services and at the web site maintained by the Commission at http://www.sec.gov.

   Our common stock is traded on the New York Stock Exchange and, therefore, the information we file with the Commission may also be inspected at the offices of the New York Stock Exchange, located at 20 Broad Street, New York, NY 10005.

   We have filed with the Commission a registration statement on Form S-3 to register with the Commission the resale of the notes and shares of our common stock described in this prospectus. This prospectus is part of that registration statement, and provides you with a general description of the notes and shares of common stock being registered, but does not include all of the information you can find in the registration statement or the exhibits. You should refer to the registration statement and its exhibits for more information about Analog, the notes and the shares of common stock being registered.

                      WHERE YOU CAN FIND MORE INFORMATION

   The Commission allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring to another document filed separately with the Commission. The information incorporated by reference is deemed to be part of this prospectus, except for information superseded by this prospectus. The prospectus incorporates by reference the documents set forth below that we have previously filed with the Commission. These documents contain important information about Analog and its finances.

  (1) Annual Report on Form 10-K for the year ended October 30, 1999;

  (2) Quarterly Report on Form 10-Q for the quarter ended January 29, 2000;

  (3) Quarterly Report on Form 10-Q for the quarter ended April 29, 2000;

  (4) Quarterly Report on Form 10-Q for the quarter ended July 29, 2000; and

  (5) Current Report on Form 8-K dated October 6, 2000.

   We are also incorporating by reference additional documents that we may file with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act prior to the termination of this offering.

   If you are a stockholder, we may have sent you some of the documents incorporated by reference, but you can obtain any of them through us or the Commission. Documents incorporated by reference are available from us without charge, except exhibits, unless we have specifically incorporated by reference an exhibit into a document that this prospectus incorporates. Stockholders may obtain documents incorporated by reference into this prospectus by requesting them in writing or by telephone from:

     Analog Devices, Inc.
     Attention: Joseph E. McDonough, Vice President-Finance
     One Technology Way
     Norwood, MA 02062-9106
     Telephone: (781) 329-4700

          CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

   Some statements in this prospectus and in the documents incorporated by reference may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties and are based on beliefs and assumptions of Analog, based on information currently available to the company's management. For this purpose, any statements contained herein or incorporated herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes", "plans", "expects" and similar expressions are intended to identify forward-looking statements. Actual results may vary materially from those we express in forward looking statements. Factors which could cause actual results to differ from expectations include those set forth under "Risk Factors".

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

   The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, all of which will be borne by the Registrant (except expenses incurred by the Selling Securityholders for brokerage fees, selling commissions and expenses incurred by the Selling Securityholders for legal services). All amounts shown are estimates except the Securities and Exchange Commission registration fee.

   Securities and Exchange Commission filing fee...................... $316,800
   Legal fees and expenses............................................   25,000
   Printing expenses..................................................    8,000
                                                                       --------
     Total Expenses................................................... $349,800
                                                                       ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

   Article 6A of the Registrant's Articles of Organization, as amended (the "Articles of Organization") provides for indemnification of directors and officers to the full extent permitted under Massachusetts law. Section 67 of Chapter 156B of the Massachusetts General Laws provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in the best interests of the corporation, provided that, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged not to be entitled to indemnification under Section 67.

   Article 6A also provides for indemnification of directors and officers of the Registrant against liabilities and expenses in connection with any legal proceedings to which they may be made a party or with which they may become involved or threatened by reason of having been an officer or director of the Registrant or of any other organization at the request of the Registrant.
Article 6A generally provides that a director or officer of the Registrant (i) shall be indemnified by the Registrant for all expenses of such legal proceedings unless he has been adjudicated not to have acted in good faith in the reasonable belief that his action was in the best interests of the Registrant, and (ii) shall be indemnified by the Registrant for the expenses, judgments, fines and amounts paid in settlement and compromise of such proceedings. No indemnification will be made to cover costs of settlements and compromises if the Board determines by a majority vote of a quorum consisting of disinterested directors (or, if such quorum is not obtainable, by a majority of the disinterested directors of the Registrant), that such settlement or compromise is not in the best interests of the Registrant.

   Article 6A permits the payment by the Registrant of expenses incurred in defending a civil or criminal action in advance of its final disposition, subject to receipt of an undertaking by the indemnified person to repay such payment if it is ultimately determined that such person is not entitled to indemnification under the Articles of Organization. No advance may be made if the Board of Directors determines, by a majority vote of a quorum consisting of disinterested directors (or, if such quorum is not obtainable, by a majority of the disinterested directors of the Registrant), that such person did not act in good faith in the reasonable belief that his action was in the best interest of the Registrant.

   Article 6D of the Registrant's Articles of Organization provides that no director shall be liable to the Registrant or its stockholders for monetary damages for breach of his fiduciary duty as a director, except for liability
(i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 61 or 62 of Chapter 156B, or (iv) for any transaction from which the director derived an improper personal benefit.

   The Registrant has directors and officers liability insurance for the benefit of its directors and officers.

ITEM 16. LIST OF EXHIBITS.

 4.1* Indenture dated as of October 2, 2000 by and between Registrant, as Issuer, and State Street Bank and Trust Company, as Trustee, relating to the Registrant's 4.75% Convertible Subordinated Notes due 2005.

 4.2*  Specimen Note for Registrant's 4.75% Convertible Subordinated Notes due
       2005 (included in pages 16 to 29 of the Indenture filed as Exhibit 4.1).

 4.3*  Registration Rights Agreement dated October 2, 2000 by and between
       Registrant, Goldman, Sachs & Co., SG Cowen Securities Corporation and
       Salomon Smith Barney Inc. relating to the Registrant's 4.75% Convertible
       Subordinated Notes due 2005.

 5.1*  Opinion of Hale and Dorr LLP.

 12.1* Statement of Computation of Ratios of Earnings to Fixed Charges.

 23.1* Consent of Hale and Dorr LLP (included in Exhibit 5.1).

 23.2  Consent of Ernst & Young LLP.

 24.1* Power of Attorney.

 25.1* Statement of Eligibility of Trustee on Form T-1.

--------

*  Previously filed.

ITEM 17. UNDERTAKINGS.

   The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

  (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

  (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

  provided, however, that paragraphs (i) and (ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the indemnification provisions described herein, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Norwood, Commonwealth of Massachusetts, on this 7th day of December, 2000.

                                          Analog Devices, Inc.

                                                /s/ Joseph E. McDonough
                                          By: _________________________________

                                                  Joseph E. McDonough

                                              Vice President--Finance and

                                                Chief Financial Officer


   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

              Signature                          Title                   Date
              ---------                          -----                   ----

                  *                    President, Chief Executive  December 7, 2000
______________________________________  Officer and Director
          Jerald G. Fishman             (Principal Executive
                                        Officer)

                  *                    Chairman of the Board and   December 7, 2000
______________________________________  Director
              Ray Stata

       /s/ Joseph E. McDonough         Vice President-Finance and  December 7, 2000
______________________________________  Chief Financial Officer
         Joseph E. McDonough            (Principal Financial and
                                        Accounting Officer)

                  *                    Director                    December 7, 2000
______________________________________
            John L. Doyle

              Signature                          Title                   Date
              ---------                          -----                   ----

                  *                    Director                    December 7, 2000
______________________________________
       Charles O. Holliday, Jr.

                  *                    Director                    December 7, 2000
______________________________________
              Joel Moses

                  *                    Director                    December 7, 2000
______________________________________
           F. Grant Saviers

                  *                    Director                    December 7, 2000
______________________________________
           Lester C. Thurow

     /s/ Joseph E. McDonough

*By: ___________________________

       Joseph E. McDonough
       Attorney-in-fact

                                 EXHIBIT INDEX

 4.1* Indenture dated as of October 2, 2000 by and between Registrant, as Issuer, and State Street Bank and Trust Company, as Trustee, relating to the Registrant's 4.75% Convertible Subordinated Notes due 2005.

 4.2*  Specimen Note for Registrant's 4.75% Convertible Subordinated Notes due
       2005 (included in pages 16 to 29 of the Indenture filed as Exhibit 4.1).

 4.3*  Registration Rights Agreement dated October 2, 2000 by and between
       Registrant, Goldman, Sachs & Co., SG Cowen Securities Corporation and
       Salomon Smith Barney Inc. relating to the Registrant's 4.75% Convertible
       Subordinated Notes due 2005.

 5.1*  Opinion of Hale and Dorr LLP.

 12.1* Statement of Computation of Ratios of Earnings to Fixed Charges.

 23.1* Consent of Hale and Dorr LLP (included in Exhibit 5.1).

 23.2  Consent of Ernst & Young LLP.

 24.1* Power of Attorney.

 25.1* Statement of Eligibility of Trustee on Form T-1.

--------

*  Previously filed.